UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 3 TO FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Summit Environmental Corporation, Inc.
(Name of small business issuer in its charter)

Commission File No. 333-122402

Texas (State of incorporation)	42269 (Primary SIC number)	73-1537206 (IRS Employer ID No.)

210 South Green, Longview, TX 75601 Telephone 800-522-7841
(Address and telephone number of principal executive offices)

210 South Green, Longview, TX 75601 Telephone 800-522-7841
(Address of principal place of business or intended principal place of business)

Keith Parker, 210 South Green, Longview, TX 75601 Telephone 800-522-7841
(Name, address and telephone number of agent for service)

Copies to:
Thomas J. Kenan, Esq., Fuller, Tubb, Pomeroy & Stokes
201 Robert S. Kerr Avenue, Suite 1000, Oklahoma City, OK 73102

Approximate date of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective  registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

COMBINED WITH FORM SB-2 REGISTRATION STATEMENT, COMMISSION FILE #333-118752 (FILED 09-02-04) PURSUANT TO RULE 429(A).

CALCULATION OF REGISTRATION FEE*

Title of each class of securities to be registered	Dollar amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	$14,500	$0.29(1)	$14,500(1)	$1.62 (1)(3)
Shares of Common Stock Underlying Stock Purchase Warrants	$14,500	$0.29(2)	$14,500(2)	$1.62(2)(4)

*
All shares covered by this amended Form SB-2 were earlier registered. There are 954,150 fewer shares covered by this amended Form SB-2, by reason either of the earlier sale of some of the registered shares (either through Rule 144(k) removal of restrictive legends on stock certificates or through the desire of a selling security holder to remove his shares from the list of selling shareholders).

(1)
These 7,928,900 shares are to be offered by 52 persons that own both shares of common stock and warrants to purchase common stock, and they will offer these shares (whether owned now or later acquired through exercise of their warrants) from time to time at fluctuating market prices. The registration fee for these 50,000 shares is based on the average of a bid price of $0.25 and an ask price of $0.26 on January 27, 2005 on the OTC Bulletin Board. Reg. 230.457(c).

(2)
These 394,000 shares that underlie common stock purchase warrants are to be offered by 19 persons that own only warrants to purchase common stock. They will offer the shares underlying the warrants from time to time at fluctuating market prices. The registration fee for the newly-added 50,000 shares that underlie warrants is based on the average of a bid price of $0.25 and an ask price of $0.26 on January 27, 2005 on the OTC Bulletin Board. Reg. 230.457(c). Reg. 230.457(c) is used for calculating the amount of registration fee, as it produces a higher number than calculating the fee based on the exercise price of the warrants. Reg. 230.457(g)(2).

(3)
The amount of the registration fee being tendered with this filing consists of the fee for the 50,000 additional shares being registered. A fee of $295.27 was paid with the Form SB-2 Registration Statement, Commission File #333-115427. A fee of $115.46 was paid with the Form SB-2 Registration Statement, Commission File #333-118752.

(4)
The amount of the registration fee being tendered with this filing consists of the fee for the 50,000 additional shares being registered that underlie common stock purchase warrants. A fee of $313.80 was paid with the Form SB-2 Registration Statement, Commission File #333-115427. A fee of $57.02 was paid with the Form SB-2 Registration Statement, Commission File #333-118752.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

PROSPECTUS

SUMMIT ENVIRONMENTAL CORPORATION, INC.

10,318,550 Shares of Common Stock

10,318,550 shares of Common Stock are being offered by 86 selling security holders. None of the proceeds of sale will go to the company. All proceeds will go to the selling security holders and for the payment of their brokerage commissions.

The selling security holders will offer the 10,318,550 shares from time to time in the over-the-counter market through brokers at fluctuating market prices. The Common Stock traded at $0.44 on September 6, 2006.

_________________________

Our Common Stock trades on the OTC Bulletin Board.
Its trading symbol is "SEVT".
_________________________

The purchase of these shares involves a high degree of risk. See "Risk Factors," beginning on page 1.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this offering memorandum is truthful or complete. Any representation to the contrary is a criminal offense.

Summit Environmental Corporation, Inc.
210 South Green
Longview, TX 75601
Telephone 800-522-7841

September __, 2006

Preemptive Rights	14
Registrar and Transfer Agent	14
Dissenters’ Rights	14
Preferred Stock	14
Common Stock Purchase Warrants	15

INTEREST OF NAMED EXPERTS AND COUNSEL	15

INDEMNIFICATION	15

DESCRIPTION OF BUSINESS	16
Business Development	16
Principal Products	17
Distribution Methods	20
Competition	20
Raw Materials and Suppliers	21
Dependence on Major Customers	22
Patents, Trademarks and Licenses	22
Government Approval of Principal Products	22
Seasonality	23
Research and Development	23
Environmental Controls	23
Number of Employees	23

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
Overview - Recent Developments	24
Off-Balance Sheet Arrangements	29
Results of Operations	30
Sales	30
Interim Results of Operations - First Half of 2006 Compared
To First Half of 2005	31
Gross Margin	31
Interim Results of Operations - First Half of 2006 Compared
To First Half of 2005	31
Operating Expenses	31
Interim Results of Operations - First Half of 2006 Compared
To First Half of 2005	31
Net Loss	32
Interim Results of Operations - First Half of 2006 Compared
To First Half of 2005	32
Accounting Policies Requiring Significant Estimates and Judgments	32
Liquidity and Capital Resources	34
Sources of Liquidity	35
Outlook	36
Contractual Obligations	41

DESCRIPTION OF PROPERTIES	42

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	43

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	44
Holders	44
Dividends	45

PENNY STOCK REGULATIONS	45

EXECUTIVE COMPENSATION	46
Employment Contracts	47
Stock Options	47
Compensation of Directors	48

FINANCIAL STATEMENTS	48

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	49

REPORTS TO SECURITY HOLDERS	49

LEGAL MATTERS	50

SUMMARY INFORMATION AND RISK FACTORS

SUMMARY

The Company. Our company, Summit Environmental Corporation, Inc., markets products manufactured for us by unaffiliated companies. We either own the patent and other intellectual property rights to our products, or we have licenses from the owners of the intellectual property rights to our products.

Our principal product is a non-toxic, biodegradable fire suppressant, called FirePower 911TM or FlameOut®, depending on the strength of certain of the active ingredients in the product and on the intended usage of the fire suppressant.

We also market several industrial cleaners, the principal one being Ultimate Clean 668TM, a non-toxic, biodegradable turbine cleaner for use on jet engines.

We have directed our efforts since December 1997:

•    to organizing and financing our company,

•    to clearing our products with governmental regulatory authorities and listing them with Underwriter Laboratories,

•    to entering into strategic alliances with other marketing companies and into product approval contracts with retailers, and

•    to obtaining inventories of our products.

In April 2004 we began selling our FirePower Aerosol Fire Extinguishers on QVC’s television program. In mid-August 2005, we began selling FlameOut Aerosol Fire Extinguishers to Target Stores; CVS and Brooks/Eckerd Pharmacies; Big 5 Sporting Goods; Sports Chalet; Bed, Bath and Beyond; Kitchen Collection; and Basha’s Sporting Goods. We continue to ship this product to these customers weekly. In 2005, sales for FlameOut Aerosols were $781,599 and for FirePower on QVC, $486,881.

RISK FACTORS

The following principal factors make the offering described herein speculative and one of high risk. An investment in the shares offered herein should not be made by persons who cannot afford the loss of their entire investment.

1.  We have no history of profitable operations.

Our company was organized in late 1997 and is not yet operating at a profit. Profitable operations may not be achieved or, if achieved, maintained. We have sustained ongoing operations primarily through the sale of common stock to friends of the company. At some point, unless profitable operations are achieved, we may no longer be able to sell stock to avoid bankruptcy. Our net losses for the year ended December 31, 2005 and for the three months ended December 31, 2005 were $1,088,943 and $41,596, respectively.

2.  Our auditors report that we may not be able to continue as a going concern.

This report implies that we may not be able to continue operations for at least a year. Should that occur, the most likely alternatives are either bankruptcy or a merger with a stronger company.

We have incurred net losses of $1,088,943, $1,136,783 and $1,185,992 for the years ended December 31, 2005, 2004 and 2003, respectively, and have incurred losses of $8,305,606 since inception. We incurred a net loss of $1,421,811 on sales of $327,613 during the six-month period ended June 30, 2006. We also had negative cash flows from operations of $1,283,296, $942,867 and $514,786 for the years ended December 31, 2005, 2004 and 2003, respectively, and have used cash in operations of $7,491,371 since inception. These factors, among others, may indicate that we will be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event we cannot continue in existence.

Despite our negative cash flow, we have been able to secure financing to support our operations to date. Going forward, additional cash will be needed to implement the proposed business plan and to fund losses until we become profitable. Where there is no assurance that funding will be available to execute the plan, we are continuing to seek financing to support our turnaround efforts and are exploring a number of alternatives in this regard. Management is exploring alternatives that include seeking strategic investors and implementing cost reduction programs. There can be no assurance that management’s efforts in this regard will be successful. We believe that the capital raised in fiscal 2004 and 2005 will be sufficient to support our liquidity requirements through December, 2006, depending on operating results. Management believes that, despite the financial hurdles and funding uncertainties going forward, it has under development, a business plan that if successfully funded and executed as part of the financial restructuring, can significantly improve operating results.

Management has concluded that these factors indicate a substantial doubt about our ability to continue as a going concern for a reasonable period of time. Our auditors' have informed us that they have reviewed management's plans to mitigate the effect of such conditions and have assessed the likelihood that such plans can be implemented. They have also reviewed the adequacy of the disclosures in the financial statements. They are satisfied that we have provided full disclosure but have concluded that our operating history and our recent emergence from the development stage do not give enough historical evidence to support the viability of achieving the plans put in place by management. Therefore, they have included an explanatory paragraph in their auditors' report to reflect this conclusion.

3.  It is likely that trading in our stock will be volatile and limited.

Our common stock is listed on the OTC Bulletin Board. It currently trades at less than $5 a share, which makes it a so-called "penny stock." This subjects broker-dealer firms to certain restrictions and a strict regimen if they recommend the stock to certain of their customers. Because of these restrictions, trading in the stock is likely inhibited and a shareholder's ability to resell the stock in the stock market could be limited, which itself could tend to further inhibit the creation of market interest in the stock and act as a depressant on its price in the stock market. See "Penny Stock Regulations."

4.  We engage in a significant amount of transactions with companies that are affiliated with us.

We are affiliated with Moonlighting Distribution Corporation ("Moonlighting"), a Longview, Texas corporation under the control and 52.5 percent ownership of B. Keith Parker and his spouse, Paula Parker, who are officers and directors of our company.

We acquired our distribution rights to our FirePower 911TM, FlameOut®, StressexTM, Pannache and Trim-AwayTM products from Moonlighting in exchange for $30,000 and 350,000 shares of our common stock. We pay to Moonlighting a royalty of $0.25 for each one-liter can of FirePower 911TM, $0.40 for each 16-ounces of FirePower 911TM and $0.50 for each gallon of FlameOut®. We buy our StressexTM, Pannache and Trim-AwayTM products from Moonlighting (which does not itself manufacture these products). Moonlighting receives a 9 percent royalty on the lowest wholesale price for which the company sells the product.

Because both our company and Moonlighting are under the common direction and control of B. Keith Parker and his spouse, Paula Parker, negotiations between the two companies concerning the pricing of the StressexTM, Pannache and Trim-AwayTM products we buy from Moonlighting or concerning other matters may not always be conducted in an arm's-length manner. The result of such negotiations will not be as advantageous to us as they could have been had the two companies not been under common control.

5.  Our success may depend on our ability to retain our chief executive officer, Keith Parker.

We are reliant on the continued services of our chief executive officer, Keith Parker. His loss would have a materially adverse effect on the future operations of the company. He has raised virtually all the capital of our company. No other person in our company has the personal relationships he has with our suppliers, customers and financial supporters. Now that our sales have commenced in sufficient volumes to suggest that we will be operating profitably, we propose to hire and train a person that could fill Mr. Parker’s position in the event a need arises. As yet, we have not identified such a person. See "Management Information - Directors, Executive Officers and Significant Employees."

6.  Should a change in management seem necessary, it will be difficult for the non-management shareholders to do this.

The company's officers and directors and their affiliates own approximately 27.4 percent of the common stock of the company and thereby may be able to determine the outcome of any vote affecting the control of the company.

7.  We do not intend to pay dividends.

For the foreseeable future it is anticipated that any earnings which may be generated from operations of the company will be used to finance the growth of our company, and cash dividends will not be paid to holders of the common stock.

8.  We indemnify most acts of our officers and directors.

Pursuant to the Texas General Corporation Act, under most circumstances the company’s officers and directors may not be held liable to the company or its shareholders for errors in judgment or other acts or omissions in the conduct of the company’s business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance. As a result of this indemnification, the officers and directors may not be as careful in their acts or decisions as a prudent person would be.

9.	We have a concentration of sales to a few customers.

In 2004 approximately 68 percent of our sales were made to two customers. In 2005 approximately 70 percent of our sales were made to three customers. The loss of only one of these customers could substantially reduce our sales and possible net income.

USE OF PROCEEDS

All proceeds from the sale of the 10,318,550 shares of common stock offered herein will go to the selling security holders for their own personal use after the payment of any brokerage commissions.

DETERMINATION OF OFFERING PRICE

Each of the selling security holders proposes to sell the shares offered herein through broker-dealers at prevailing market prices.

THE SELLING SECURITY HOLDERS

There are 15 selling security holders that own only shares of common stock, 52 selling shareholders that own both common stock and warrants to purchase common stock, and 19 selling security holders that hold only warrants to purchase common stock.

The following table names each selling security holder, states any position, office or material relationship which the security holder has had within the past three years with Summit Environmental Corporation or any of its predecessors or affiliates, and states the amount of shares of common stock of Summit Environmental owned by each selling security holder before the offering, the amount to be offered for the security holder’s account, and the amount and percentage of the outstanding shares of common stock to be owned after the offering is complete. Under the heading “Shares Owned Now,” the amount of shares includes shares the selling security holder can acquire, if any, within 60 days through the exercise of stock options earlier granted by Summit Environmental.

	Amount of Common Stock

Selling Security Holder	Shares Owned Now	Shares Underlying Unexercised Warrants	Shares Offered	To Be Owned After Offering Is Complete	Percent of Class to be Owned After Offering Is Complete

Val Allen	0	20,000	20,000	0	0
Don Adair	90,000	40,000	130,000	0	*
Martha Lynn Howard Alford	59,000	59,000	118,000	0	0
Mohsen Amiran(1)	685,000	0	685,000	0	0
Gary Bailey	487,000	487,000	391,000	583,000	2.2
Douglas Bowey		50,000	50,000	0	0
Sandra Jo Brown	10,000	10,000	20,000	0	0
Shawn Carry		10,000	10,000	0	0
Michael J. Champine	115,000	95,000	210,000	0	0
Patrick Comer		25,000	25,000	0	0
Doug Cox	700,000	700,000	1,400,000	0	0
Cory Crowley		10,000	10,000	0	0
Fred Daniels	20,000	10,000	30,000	0	0
Chris Dellinges(1)	465,000	0	195,000	270,000	1.0
Larry & Janice Evans	30,000	10,000	40,000	0	0
Kent Fernandez	40,000	0	40,000	0	0
First Trust Corp. TTE W. Stripling(2)	1,669,050	0	669,050	1,000,000	3.8
Sandra Fowler	40,000	20,000	60,000	0	0
Steven F. Gamble	25,000	25,000	50,000	0	0
Hershell Garrett	96,600	0	96,600	0	0
Hershell & Linda Garrett	420,000	420,000	840,000	0	0
Raymond Garrett	117,000	39,000	156,000	0	0
Scott Ghafferi		10,000	10,000	0	0
Ann Graff		4,000	4,000	0	0
David L. Greaves	20,000	20,000	40,000	0	0
Robert B. Greene	125,000	125,000	250,000	0	0
Alan G. Handly	73,100	50,000	123,100	0	0
Thomas & Arlene Hartnett	20,000	20,000	40,000	0	0
Dean Haws Jr.(1)	420,000	0	20,000	400,000	1.5
Don Hendon	0	25,000	25,000	0	0
Thomas D. & Pamela H. Hobday	75,000	75,000	150,000	0	0
William Hogan	40,000	0	40,000	0	0
Jennifer Hok	20,000	20,000	40,000	0	0
Timothy S. Hok	60,000	45,000	105,000	0	0
Claude Hopper	40,000	0	40,000	0	0
Mary Hurlburt	1,500	1,500	3,000	0	0
Steven Imlay	200,000	150,000	350,000	0	0
Tommy Jackson	12,500	15,000	15,000	12,500	*
Don Jordan(1)	294,300	425,000	719,300	0	0
Daniel Karin	250,000	250,000	500,000	0	0
Scott Kelling	100,000	100,000	200,000	0	0
Peter Kertes		100,000	100,000	0	0

Renee Kertes		25,000	25,000	0	0
Richard Kirschke	45,000	45,000	90,000	0	0
Kelly Ketchum		10,000	10,000	0	0
Richard Klein		10,000	10,000	0	0
Darin Lindsey	30,000	15,000	15,000	30,000	*
William Lanford	30,000	5,000	5,000	30,000	*
John Lee		35,000	35,000	0	0
Kirk & Susan Loveless	30,000	10,000	40,000	0	*
William McCarthy	22,500	20,000	20,000	22,500	*
Bill & Beverly McDaniel	100,000	100,000	200,000	0	0
Travers Mahan III	20,000	10,000	30,000	0	0
David Melton	20,000	10,000	30,000	0	0
Brenton Moore	40,000	20,000	60,000	0	0
Larry D. Moore	19,335	22,000	36,000	5,335	*
Larry Moore IRA	12,000	0	12,000	0	0
Linda Moore	4,000	13,000	17,000	0	*
Linda Moore IRA	18,000	0	18,000	0	0
Sherry Morvan	30,000	7,000	7,000	30,000	*
Robert Nipper	40,000	40,000	80,000	0	0
Rowdy Nutt		10,000	10,000	0	0
Page Family Trust B	20,000	10,000	30,000	0	0
Rebecca Phillips		10,000	10,000	0	0
David C. Phipps	20,000	20,000	40,000	0	0
Ginny Ragland	41,250	6,250	47,500	0	0
Ursula Reid	20,000	0	20,000	0	0
Todd Ritter		15,000	15,000	0	0
Timothy Schacherer	250,000	250,000	500,000	0	0
Robert Scheinberg	115,000	95,000	210,000	0	0
Dorothy Schmidt	60,000	20,000	20,000	60,000	*
Hartley Schwartzberg	68,000	28,000	96,000	0	0
Susan Shea		5,000	5,000	0	0
Chris Sosa		10,000	10,000	0	0
Dennis Sparks	40,000	0	40,000	0	0
Titus Sparks	40,000	0	40,000	0	0
W. Dennis & Jennifer Stripling II	20,000	20,000	40,000	0	0
W. Dennis Stripling II	30,000	0	30,000	0	0
Rosanne Stripling	50,000	50,000	100,000	0	0
Lyndel C. Stripling	50,000	100,000	15,000	135,000	*
F. Larry Sullivan	25,000	25,000	50,000	0	0
Bena Tomlinson	15,000	15,000	30,000	0	0
Verell Corporation(3)	50,000	0	50,000	0	0
James & Jena Wayt	20,000	20,000	40,000	0	0
Estate of Albert Welsh, deceased(4)	50,000	50,000	100,000	0	0
Paul Wilson		10,000	10,000	0	0
	_______	_______	_______	_______	_______
Totals	8,265,135	4,631,750	10,318,550	2,578,335	8.5

*	Less than one percent
(1)	This person is a director of Summit Environmental.
(2)	Wilton Dennis Stripling, director, is the beneficial owner of these shares.
(3)	John A. Curtis, Esq., has investment control over the shares held by Verrell Corporation. Mr. Curtis is an attorney in Dallas, Texas and handles all litigation matters involving the issuer.
(4)
Mr. Welsh, until February 2005, when he retired, was a registered representative of Maloney Securities Company, a broker-dealer. He is now deceased. Mr. Welsh purchased these shares in the ordinary course of business and had no agreements or understandings, direct or indirect, with any person to distribute the shares.

All the unexercised warrants and an equal number of shares enumerated in the above table were acquired in four private placements conducted during the years 2001 through 2004 pursuant to the exemption from registration provided by Regulation D, Rule 506. In all instances, offering circulars that met the standards of Regulation D were provided to the investors. There are fewer than 35 persons listed above that are not “accredited” investors,” as such term is defined in Regulation D. With regard to each selling shareholder that holds shares in amounts that exceed the number of his, her or its warrants, such excess shares were either purchased in the open market, were acquired in 1999 in a registered merger, were acquired in offerings exempt from registration but which shares have been held longer than two years and can be sold pursuant to SEC Rule 144 without registration or represent options of officers and directors that are presently exercisable and are covered in a Form S-8 registration statement on file with the SEC. None of these excess shares are being registered for resale.

Should any successor to any named selling security holder wish to sell under this prospectus, a prospectus supplement will be filed identifying such successor as a selling security holder.

PLAN OF DISTRIBUTION

The selling security holders may effect sales from time to time in transactions through broker-dealers in the over-the-counter market at market prices prevailing at the time of sale. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals (which compensation as to a particular broker-dealer may be in excess of customary commissions).

The selling security holders and broker-dealers, if any, acting in connection with any such sale might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

With respect to the plan of distribution for the sale by the selling security holders as stated above,

•	if the securities are sold in block transactions and the purchasers wish to resell the securities purchased, such arrangements would need to be described in this Prospectus; and

•	if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction in this Prospectus would be required.

The company has been advised that the selling security holders understand the prospectus delivery requirements for sales made pursuant to this Prospectus and that, if there are changes to the stated plan of distribution or if additional information as noted above is needed, a post-effective amendment with current information would need to be filed before offers are made and no sales could occur until such amendment is declared effective.

LEGAL PROCEEDINGS

On December 28, 2001, we filed a $46,000 collection lawsuit, Summit Environmental Corporation, Inc. v. Harry Bachelder III, dba Performance Marketing , Inc., Cause Number 2001-2667-B, 124th District Court, Gregg County, Texas for non-performance on a guaranteed note payable and delinquent accounts. We later amended the petition to include a cause for an alleged unlawful removal of 21 pallets of FirePower 911™ from a bonded warehouse. We took a default judgment for approximately $186,000, which default judgment was awarded on November 8, 2002. We have not collected on this judgment but have hired counsel to file a collection lawsuit in New Jersey.

In March 2003 we were sued by Lady Burd Exclusive Cosmetics, Inc. for $43,000 in a collection lawsuit, Lady Burd Exclusive Cosmetics, Inc. v. Summit Environmental Corporation, Case No. 104268/03, Supreme Court of the State of New York, County of New York. We filed a cross-petition against Lady Burd for breach of contract and unpaid commissions, in the amount of $45,000.

In March, 2003, we filed an action against Lady Burd Exclusive Cosmetics, Inc., Case Number 2003-589-A in the 188th District Court, Gregg County, Texas, for fraud and misrepresentation regarding our earlier purchase of patent rights to a “permanent” lipstick we sell under the name “Sugar Kiss Lip” collection. After paying $50,000 and 500,000 shares of our common stock to Lady Burd we discovered that Lady Burd had never filed for a patent. The two suits have been settled and dismissed with the Company obtaining ownership of the formula (not patented) for a purchase price of 500,000 shares of stock and $62,000 instead of 500,000 shares of stock and $350,000.

No director, officer or affiliate of the company, and no owner of record or beneficial owner of more than 5.0% of the securities of the company, or any associate of any such director, officer or security holder is a party adverse to the company or has a material interest adverse to the Company in reference to any litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below are the names and termination of office dates of each of the directors, executive officers and significant employees of the company and a description of the business experience of each. All terms of office are for one year.

		OFFICE HELD	TERM OF OFFICE
NAME	OFFICE	SINCE	EXPIRES

B. Keith Parker, 55(1)	Chief Executive Officer and	1998	01-07
	Director

Chris Dellinges, 56	Chief Financial Officer and	2002	01-07
	Director	2001	01-07

Paula Parker, 50(1)	Vice President, Secretary	1998	01-07
	and Director

Dean Haws, 34	Director	1998	01-07

James J. Roach, 56	Director	1998	01-07

Thomas J. Kenan, 74	Director	1998	01-07

Mohsen Amiran, 54	Director	1999	01-07

Wilton Dennis Stripling, 62	Director	2000	01-07

J. Don Jordan, 56	Director	2005(2)	01-07
___________________

(1)	Mr. and Mrs. Parker are husband and wife.
(2)	Mr. Jordan was elected during the first quarter of 2005 to fill a vacancy on the board of directors.

Keith Parker, Chairman, CEO

Mr. Parker graduated from Texas A & M University at Commerce and pursued graduate studies in tax law, estate planning and philosophy at Southern Methodist University and Southwest Texas State University. He began a career in financial and tax planning in 1973, is a licensed financial planner and has earned numerous industry awards for production. In 1995, he and Paula Parker, his spouse, organized Moonlighting Distribution Corporation and began the distribution of more than 30 products, many of which they developed themselves. In August 1997, they organized Summit Technologies, Inc. which merged with Summit Environmental in 1998. Mr. Parker has been the full-time CEO of Summit Technologies and, then, Summit Environmental, since 1997.

Chris Dellinges, CFO

Mr. Dellinges graduated from the College of the Southwest and attended Texas Wesleyan University School of Law. He has been a CPA since 1977 and has particular expertise in complex tax matters, audits, appeals, tax court issues, Internal Revenue Service installment agreements and offers in compromise, bankruptcy, reorganization, business management and turnaround, divorce litigation, tax and business fraud, oil and gas, partnership, corporation, and individual taxation. He has been self-employed as a CPA in Dallas, Texas for the last five years and the CFO of Summit Environmental since 2002.

Paula B. Parker, Vice President Shareholder and Public Relations

Ms. Parker is a former runway model, an accomplished businesswoman, and a strong competitor. She was responsible for developing the first freestanding ATM program in conjunction with the American Bankers Association in the state of Texas. She also developed a successful franchise program for Great American Foods and facilitated its growth from three units to nearly 50 in five states in 24 months. During this time, Ms. Parker worked with then Arkansas Secretary of State Bill McQuen and Governor Bill Clinton as the liaison between the governor and the restaurant industry. In late 1995, Ms. Parker put her marketing skills to the test by combining efforts with her spouse, Keith Parker, to form Moonlighting Distribution Corporation and then, in 1997, to form Summit Environmental Corporation. She has been a full-time employee of Summit Technologies and, then, Summit Environmental since 1997.

Ms. Parker is extensively involved in her community and has served as Chamber of Commerce President, has been a United Way Board Member and an American Red Cross Board Member. She has served on the education committee of the Miss Texas Scholarship Pageant Association. A graduate of the University of Colorado - Bank Marketing Association, Ms. Parker earned Marketing and Finance degrees from the Association.

Dean Haws, Director

Mr. Haws was the owner and operator of a satellite dish sales and installation company, Gilmer Satellites of Gilmer, Texas, from 1988 to 2001. He has also been active in the oil field service business and the ostrich business. In 2001 he was employed for three months as an administrative staff member for Summit Environmental. During 2002 he was employed by Mike Craig Ford Mercury in Gilmer, Texas, as a car salesman. In 2003 he became the manager of car sales for that company and still is so employed. He has been a director of our company since 1998.

James J. Roach, Director

Mr. Roach was the President of Electrical Generation Technologies in 1997 and 1998, which specializes in the development and installation of network communications. He is a retired Connecticut State Police sergeant. He began a private detective and security company in 1990 and ran it until 2004, when he moved to Florida. His clients included many insurance companies and the State of Connecticut. He has been a director of our company since 1998.

Thomas J. Kenan, Director

Mr. Kenan has practiced securities and corporation law in Oklahoma City, Oklahoma for the last 38 years. He has been affiliated with Fuller, Tubb, Pomeroy & Stokes in an “of counsel” capacity since May 1, 1993. He has been a director and outside corporate counsel of Summit Environmental since 1998.

Dr. Mohsen Amiran, Director

Dr. Amiran grew up with a passion for the environment. While attending a UK University, his two thesis papers on organic chemistry received national attention. He was viewed as one of the brilliant minds in his field. He was then invited by the Shah of Iran to set up a new technical university in Tehran to do research and development for both military and civilian causes. The operation quickly grew into the largest research facility in the Middle East. His work on solvents for cleaning oil spills and other environmentally safe cleaning solvents was historic. Subsequently, the Shah of Iran presented him with three awards, including a gold medal, the country’s highest honor.

Soon after, the Islamic revolution took place and a new government took over. For a two-month period, Dr. Amiran lived a life of torment and feared for his life. The new regime destroyed the laboratory, burned his equipment and destroyed all his research. Eventually, Ayatollah Khomeini, the new leader, stepped in and asked Dr. Amiran to become an advisor and help industry and the military to get back on their feet. After a short time, Dr. Amiran managed to escape with his wife and son to London. The news that one of Iran’s leading minds had defected caused much turmoil in Iran. Fearing that Dr. Amiran was working with the CIA, his possessions were seized and family members tormented, tortured or killed. He came to the United States and became a professor at Northwestern University. He later founded BioGenesis, where he again began working on his environment-saving fire suppressants and cleaning agents.

Dr. Amiran received his undergraduate degree in Organic Chemistry from Areya Mehr University in Tehran, Iran and his Ph.D. from the University of Essex in England. He has been employed the last five years as the CEO of BioGenesis and a director of our company since 1999.

Dr. Wilton Dennis Stripling, Director

Dr. Stripling is an orthopaedic surgeon specializing in hand, wrist and forearm surgery in the Dallas area and has been practicing medicine there since 1968. He is board certified in Orthopaedic Surgery. He is a member of the Dallas County Medical Society, Texas Medical Society, American Academy of Orthopaedic Surgeons, and American Society for Surgery of the Hand. He has a certificate in finance from the Cox Business School at SMU and a certificate in Medical Management from Carnegie Mellon University. He has been a director of our company since 2000.

J. Don Jordan, Director

Mr. Jordan began his public accounting career in 1970 and graduated from the University of North Texas in 1971 with a Bachelor of Business Administration-Accounting degree. He was licensed by the state of Texas as a CPA in 1974 and is a member of the American Institute of Certified Public Accountants, the Texas Society of Certified Public Accountants and the Dallas Chapter of the Texas Society of Public Accountants. Mr. Jordan founded his own public accounting firm in 1977, and later acquired his former employer in 1989 creating Jordan, Donohoe & Company, LLP. Mr. Jordan has specific expertise in manufacturing, restaurant, retail and construction industries with thirty-five years experience which includes auditing privately held companies. During his career, Mr. Jordan has served at various times on boards of private companies and in an advisory capacity to various private boards. He has also served as the CFO of a privately owned retail chain.

No executive officer, director, person nominated to become a director, promoter or control person of our company has been involved in legal proceedings during the last five years such as

•	bankruptcy,

•	criminal proceedings (excluding traffic violations and other minor offenses), or

•	proceedings permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

•
Nor has any such person been found by a court of competent jurisdiction in a civil action, or the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of March 21, 2006 with respect to each beneficial owner of more than 5 percent of each class of voting stock of the company and to each of the officers and directors of the company individually and as a group:

	NO. OF	% OF
SUMMIT ENVIRONMENTAL CORP.	SHARES	CLASS

B. Keith Parker	2,398,157(1)	8.8
210 South Green
Longview, TX 75601

Paula Parker	2,398,157(2)	8.8
210 South Green
Longview, TX 75601

Dean Haws	480,000(3)	1.6
P. O. Box 1071
Gilmer, TX 75644

James J. Roach	317,050(4)	1.5
182 Curtis Road
Middlebury, CT 06762

Thomas J. Kenan	324,253(5)	1.1
212 NW 18th Street
Oklahoma City, OK 73103

Mohsen Amiran	685,000(6)	2.6
7420 Alban Station, Ste. B-208
Springfield, VA 22150

Wilton Dennis Stripling	1,692,550(7)	6.5
8230 Walnut Hill Lane, Ste. 2212
Dallas, TX 75231

Chris Dellinges	580,000(8)	1.8
5949 Sherry Lane, Suite 650
Dallas, TX 75225

J. Don Jordan	792,300(9)	2.8
16610 Dallas Parkway, Suite 2100
Dallas, TX 75248

Doug Cox	1,705,500(10)	5.4
12264 El Camino Real #303
San Diego, CA 92130

Officers and Directors	6,973,537	26.7
as a group (9 persons)

*	Less than 1 percent.

(1)
Mr. Parker directly owns 536,875 shares of common stock. He is attributed the beneficial ownership of 1,458,407 shares owned by a family limited partnership. He is also attributed the beneficial ownership of 396,875 shares owned by his spouse, Paula Parker. All these same shares are attributed to Paula Parker. See footnote (2).

(2)	Mrs. Parker, who is the spouse of B. Keith Parker, is attributed the beneficial ownership of the same shares attributed to Mr. Parker. See footnote (1).

(3)	These shares include 280,000 shares that underlie stock options that are presently exercisable.

(4)	Mr. Roach owns directly 37,050 shares of common stock, and he is attributed 280,000 shares that underlie presently exercisable stock options.

(5)
Mr. Kenan is attributed 280,000 shares that underlie presently exercisable stock options. He is also attributed the ownership of 44,253 shares owned by the Marilyn C. Kenan Trust, the trustee of which is Mr. Kenan’s spouse, Marilyn C. Kenan.

(6)	Dr. Amiran owns directly 480,000 shares and is attributed the ownership of 265,000 shares that underlie presently exercisable stock options.

(7)
Dr. Stripling owns 1,669,050 shares held in his IRA account, is attributed the ownership of 23,500 shares held in a family limited partnership of which his spouse is a general partner, and is also attributed the ownership of 240,000 shares that underlie stock options.

(8)	Mr. Dellinges owns directly 300,000 shares and is attributed the ownership of 280,000 shares that underlie presently exercisable stock options.

(9)
Mr. Jordan owns directly 412,300 shares of stock and is attributed the ownership of 80,000 shares of stock that underlie presently exercisable stock options and of 300,000 shares of stock that underlie presently exercisable stock purchase warrants.

(10)	Mr. Cox owns directly 1,005,500 shares of common stock and is attributed the ownership of an additional 700,000 shares that underlie presently exercisable stock purchase warrants.

DESCRIPTION OF SECURITIES

The company is authorized to issue 40 million shares of Common Stock, $0.001 par value and 10 million shares of Preferred Stock, $0.001 par value. The outstanding 26,418,687 shares of Common Stock as of August 14, 2006 are fully paid and nonassessable.

Common Stock

Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors.

Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds of the company legally available therefor.

Liquidation Rights. Upon any liquidation, dissolution or winding up of the company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders after distributions are made to the holders of the company’s Preferred Stock.

Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

Registrar and Transfer Agent. The company’s registrar and transfer agent is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, TX 75034.

Dissenters’ Rights. Under current Texas law, a shareholder is afforded dissenters’ rights which, if properly exercised, may require the company to purchase his shares. Dissenters’ rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the company’s certificate of incorporation.

Change of Control. There are no provisions in our charter or bylaws that would delay, defer or prevent a change in control.

Preferred Stock

The company is also authorized to issue 10 million shares of Preferred Stock, $0.001 par value. No shares of Preferred Stock have been issued.

The Preferred Stock or any series thereof shall have such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the manner in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

There are no provisions in the company’s charter or bylaws that would delay, defer or prevent a change in control of the company.

Common Stock Purchase Warrants

There are outstanding 2,169,107 common stock purchase warrants as follows:

No. of Warrants	Expiration Dates	Exercise Prices

989,107	12-31-05	$0.50
1,000,000	12-31-05	$0.50
180,000	12-31-06	$0.50

INTEREST OF NAMED EXPERTS AND COUNSEL

Thomas J. Kenan is named in the Registration Statement of which this Prospectus is a part as having given an opinion on the validity of the securities offered herein. Mr. Kenan is attributed the ownership of 190,620 shares of common stock of the Company. His spouse, Marilyn C. Kenan, is the trustee and sole beneficiary of the Marilyn C. Kenan Trust, which is the record owner of 75,119 of these 190,620 shares of common stock of the company. Mr. Kenan disavows any beneficial interest in the shares owned of record by such trust.

INDEMNIFICATION

Under Texas corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are parties or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes reasonable expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

With respect to any criminal action or proceeding, these same indemnification authorizations apply if these persons had no reasonable cause to believe their conduct was unlawful.

In the case of any action by the corporation against such persons, the corporation is authorized to provide similar indemnification, but if any such persons should be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification.

To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Texas law provides that they shall be indemnified against reasonable expenses, including attorney fees. A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

Indemnification and payment of expenses provided by Texas law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any bylaw, agreement, or vote of stockholders or disinterested directors. In such regard, a Texas corporation may purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation.

As a result of such corporation law, Summit may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents, as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

Business Development

We are incorporated in Texas and are affiliated with Moonlighting Distribution Corporation, a closely held Texas corporation ("Moonlighting"). Moonlighting is under the 52.5 percent ownership and control of B. Keith Parker and his spouse, Paula Parker, who are directors of both companies and, respectively, the chief executive officer and vice president for shareholder relations of the company. The Parkers also own 9.9 percent of the outstanding stock of our company.

Before our company was organized, the Parkers and Moonlighting became aware of several products developed by Biogenesis Enterprises of Springfield, Virginia (“Biogenesis”) that are environmentally safe - generally, products that are biodegradable and nontoxic. In 1997, the Parkers and Moonlighting obtained a license from BioGenesis to market a fire suppressant that BioGenesis had developed. Moonlighting soon determined that the activities that should be undertaken for the fire suppressant product exceeded the capital of Moonlighting and that a separate company should be formed to raise such capital with Moonlighting having no obligations to raise capital but retaining a royalty on products it would license to such separate company. A company named Summit Technologies, Inc. was incorporated in August 1997 by the Parkers and Moonlighting to organize, finance, and direct the marketing of BioGenesis' fire suppressant product and other environmentally safe products for which exclusive marketing licenses could be obtained and for which marketing expenses could be raised.

Moonlighting licensed to Summit Technologies the non-exclusive right to market BioGenesis' fire suppressant products, FirePower 911™ and FlameOut®, and the exclusive right to market certain other products newly developed by Moonlighting and tested for marketing, Stressex™ and a cosmetic line, Pannache™.

The Parkers and Moonlighting then concluded that it would be easier to raise the necessary capital if it were done through a public company. They learned of a spinoff-merger process that an Oklahoma company named SuperCorp conducted that would effect an SEC-registered merger with a newly-formed company that, in connection with a spinoff transaction by SuperCorp to its 600 shareholders, would produce a fully-registered public company. An agreement was made with SuperCorp to effect such a registered spinoff-merger. SuperCorp incorporated our company to be the surviving company in a registered merger with Summit Technologies.

On December 2, 1998, Summit Technologies was merged into our company, Summit Environmental Corporation, Inc., and shares of our company held by SuperCorp were distributed to 600 SuperCorp shareholders in a registered spinoff.

Later, in December 1999 our company purchased from Biogenesis its patent and other intellectual property rights associated with the fire suppressant for $150,000 in cash and 1,625,000 shares of Common Stock of Summit Technologies. In addition, we paid $500,000 in prepaid royalty.

Principal Products

Summit Environmental distributes and markets the following proprietary products. All of the products are manufactured exclusively for us.

FirePower 911™ and FlameOut®

These products are fire suppressants and fire retardants. FlameOut® was developed by Dr. Mohsen C. Amiran and his company, BioGenesis, to be a replacement for Halon 1211. Halon 1211 was a widely used fire suppression and explosion protection agent. It was applied primarily as a wetting agent and was the fire-extinguishing agent of choice for many uses, such as in most fire extinguishers. Its production was halted in 1994 by actions taken at the 1992 Geneva Peace Conference primarily because Halon 1211 has one of the higher ozone depletion potentials of any compound. Halon 1211 was still approved for certain limited mission-critical uses (such as ship- and shore-based crash, fire and rescue), but as of March 1999 Halon 1211 fire extinguishers are no longer approved for continued use even under the classification “mission critical.”

In March 1994, Surfactant Blend A, which had been submitted by Dr. Mohsen C. Amiran of Biogenesis, was certified by the USEPA-SNAP (Significant New Alternative Policy). This was the first approved alternative to Halon 1211.

The EPA has now approved at least ten other certified replacements for Halon 1211. Three of these are water, foam and carbon dioxide. In addition to these three, BioGenesis' Surfactant Blend A is approved for all wetting agent uses for both residential and commercial use. Some of the replacements were approved only for a limited time and then were phased out. Surfactant Blend A - which is Flameout® - was listed in May 1997 by Underwriter Laboratories (listing number 7P21). Underwriter Laboratories is one of four major Nationally Recognized Testing Laboratories (NRTL) licensed to test products according to NFPA (National Fire Protection Association) standards.

In December 2001, FlameOut® was approved by the United States Department of Transportation and Federal Aviation Administration as an acceptable replacement for Halon 1211 in commercial aircraft.

FlameOut® is marketed at one to three percent strength for use in extinguishing Class A fires (wood, cloth, paper, rubber and plastics) and is marketed at three to six percent strength for suppression of Class B fires (combustible liquids, gases and greases). Surfactant Blend A- FlameOut® - is also effective at ten percent strength in suppressing Class D fires (metals) but has not yet been submitted to Underwriters Laboratory for certification for Class D fire suppression.

FlameOut® -

•     reduces toxic smoke by encapsulating poisonous hydrocarbons,

•     reduces heat approximately 70 percent faster than water,

•     prevents reflash,

•     is safe to store and handle,

•     leaves virtually no residue,

•     is biodegradable,

•     is environmentally safe,

•     is nontoxic, but may irritate the eyes, and

•     stores at between 25 degrees and 120 degrees Fahrenheit for prolonged periods.

In May 2003 the United States Forestry Service approved Flameout for listing on its Quality Products Listing. Commercial companies under contract with the U. S. Forest Service to fight forest fires can now purchase Flameout® as their fire extinguishing agent. In 2005 FlameOut® was approved for U.S. Government Purchasing through Government Services Administration (GSA), and we received our Federal Solicitation Number (FSN).

FlameOut® is one of three products under evaluation by the U. S. Air Force for certification as an alternative replacement product for AFFF. AFFF is a fire fighting foam that is classified as a biohazard. It is suspected of being a possible cause of cancer, and fire fighters using AFFF wear biohazard suits when using AFFF.

Our FirePower™ product also contains Surfactant Blend A - the FlameOut® formula. FirePower™ and FlameOut® both suppress and extinguish fires quickly. State fire codes prohibit products from being marketed as fire extinguishers without proper testing, listing, and rating. We believe it is the only aerosol fire suppressant in the worldwide marketplace that has obtained a fire extinguisher listing and rating. Having the only such product is believed by us to be significant for our long-term marketing prospects. Its non-Halon certification, with regard to residential fire extinguisher sales, places FirePower™ into a class of its own.

Industrial Chemicals and Cleaners

We distribute industrial chemicals and cleaners under the private label Ultimate Clean’. The products were developed by Dr. Amiran and BioGenesis. BioGenesis concentrates its activities on developing, and then manufacturing for marketing by other companies, industrial-use products that are environmentally safe.

Due to perceived market demands, through Dr. Amiran we have developed a turbine cleaner for jet engines. The original formula, Ultimate Clean 668™, was developed for Solar Turbines, a company owned by Caterpillar. We are introducing 668’ to the aviation industry and the United States Military through our association with American Business Associates (AmBiz). American Business Associates is an organization of successful businessmen offering marketing and advisory services introductions. Two of the well-recognized members of AmBiz are General Mike Ryan, past Chief of Staff of the United States Air Force, and Alan McArtor, CEO of AirBus, North America. The entire AmBiz biographicals are available at www.ambizassociates.com.

We have submitted Ultimate Clean 668™ to an officially licensed testing agency, SMI Laboratories in Miami, Florida, in order to obtain a Quality Products Listing under military specification number MIL-PRF-85704C. This initiative, when completed, will meet Federal Aviation Administration guidelines for usage on commercial aircraft, United States Naval Warfare Center Aircraft Division and United States Department of Defense criteria for usage on U. S. military aircraft with a Quality Products Listing for both Type II and Type III (water-based) cleaners. We are working toward a final formulation that will meet elemental salt testing.

Pannache Natural Cosmetics

Prior to the formation of Summit Technologies, Moonlighting (the original company formed by Keith and Paula Parker) was marketing Pannache Cosmetics in the Philippines. The products of this line are manufactured by Cosmetic Laboratories, Inc., a large custom cosmetic manufacturer located in Irving, Texas. Cosmetic Laboratories is a 20 year member in good standing with the Cosmetic Toiletry and Fragrance Association (CTFA). The products contain the purest and best available ingredients available in the industry, according to the manufacturer.

We have developed a color line of products complementing the rest of the Pannache line. Our initial product is a cosmetic lipsticks; long-lasting, no smear, semi-permanent lip color. We introduced this product - Sugar Kiss Lip - in August 2001. Our website, www.pannache.com, displays the entire Pannache Cosmetics Product Line.

Distribution Methods

We market products primarily through the development of several strategic alliances. We are affiliated with AmBiz for the aviation industry and the U.S. Military. Our contacts with AmBiz, which can be reviewed at www.americanbusinessassociates.com, provide essential contacts for our initiatives. We have made other alliances for specific industries such as television shopping and catalogue sales on QVC through our marketing partners Live Link TV. FirePower® has been sold through periodic presentations on QVC since April 2004 and most recently in February 2006. In 2005 we began manufacturing a twin sister product to FirePower called FlameOut Shake and Spray. We began selling to some well established national retailers in July 2005. Notable of these retailers is Target Stores, Brooks/Eckerd Pharmacy, Bed Bath and Beyond, Kitchen Collection, Big 5 Sporting Goods, Basha’s and Sports Chalet.

In the logging industry we market through insurance company agents and logging supply stores in Virginia, South Carolina, Georgia, Alabama, Florida, Mississippi, Louisiana and Arkansas. Bituminous, Santee and Lloyds of London Insurance Companies require a product like FlameOut to be on insured equipment before fire insurance coverage can be written. Internationally, we market FlameOut and Firepower through distribution agreements based upon volume pricing. We have entered into distribution agreements as follows: Futuristic, New Delhi, India; Fire Dam, Gandsk, Poland; VASA Limited for Taiwan; and Global Trade Marketing for Chile, Argentina and Brazil; Just In Case Fire, Canada, Australia and New Zealand, and Asah Terra in Nigeria.

International sales are in various stages of development. In South America, through Global Trade Marketing (GTM), we are private labeling FirePower Liquido 911. We have received three government approvals. They are from the Carbineros (Federal Police), the Junta de Nacional and IDEIM (Chilean equivalent to the EPA/UL). GTM is conducting official testing with Shell Oil in Argentina. Futuristic sells our chemical FlameOut for fire suppression in the oil production fields and refineries. Our product is beginning to gain recognition because of our UL 162 listing for encapsulation and emulsification of hydrocarbons. In 2002, 3M discontinued the manufacturing of AFFF, which was the product of choice for fuel fires. Because our product prevents re-ignition, once it reaches the surface of a fuel or other flammable liquid (UL 162), and the stockpiles of AFFF have been for the most part used up in Iraq, our product is gaining recognition. FlameOut was recently purchased through one of our distributors, Inteligard, by the U.S. Army by name for use in Iraq after being tested there in 2005. In Poland, our distributor has submitted our product in a bid process for use on maritime shipping vessels. We obtained a certification called Type Classification from the American Bureau of Shipping (ABS) in 2005. FlameOut is the first product to gain such recognition by ABS. Uses in Poland are for fires in the petroleum ports. In 2003 we were instrumental in extinguishing an 11,000-gallon ethyl gasoline storage tank that had been burning for approximately 12 hours when our product arrived on the scene. The fire was extinguished approximately 45 minutes later after earlier having been combated unsuccessfully by numerous other products during the period before FlameOut was used.

Competition

We own the patent and intellectual property rights to Surfactant Blend A - FlameOut® and trade names Firepower™ and FlameOut Shake and Spray. Surfactant Blend A was the first formula approved under USEPA-SNAP guidelines after the global banning of Halon 1211. Its approval is for both commercial and residential use. FlameOut® competes with established products owned by DuPont, 3M and Monsanto. However, FlameOut® is the only non-toxic fire suppression agent listed by the U.S. Forest Service. FirePower™ and FlameOut Shake and Spray are the only validated and listed portable fire extinguisher available in an aerosol can (like air freshener or hair spray). In March 2006, we began recertifying our FirePower™ and FlameOut® Aerosol Fire Extinguishers due to subtle changes we made in the aerosol cans. We have new parties interested in selling these products in automotive and marine venues. We decided to change our warranty for the products from three years to five years due to similar steps taken by our competition.

We have compared our cosmetic product, Sugar Kiss Lip, to similar products manufactured by Revlon, Max Factor, Cover Girl, Avon and BeautiControl touting no smear and extended wear. These other products, in our opinion and according to the results of our own tests, simply do not stay on the lips the length of time advertised. The fact that we conducted our own comparison tests rather than hire an independent party presents a conflict of interest that suggests the results we found may be skewed in our favor. Nevertheless we believe we were entirely objective in assessing the comparative results of the tests.

Raw Materials and Suppliers

The raw materials for our products are in abundant supply. Summit Environmental, by virtue of our purchase of the patent and intellectual property rights to Surfactant Blend A, has retained Dr. Amiran and his company, BioGenesis, to formulate and package our products on a cost-plus-10 percent basis. We have had difficulties getting prompt delivery of the one-litre aluminum cans we use in our aerosol FirePower® fire extinguisher. One of the three facilities in the world that made these cans to the required National Fire Protection Association and U.S. Department of Transportation requirements, went out of business recently. The other two companies are Excel Container of Madrid, Spain and CCL Container of Monterey, Mexico. Another company, DSC Container of Chicago, makes our smaller cans, the 14-ounce and the 20-ounce cans. Our current inventory of approximately 600,000 cans for FirePower® was manufactured for us by CCL Container Corp. from whom we have experienced delays of six weeks or longer in getting shipments of the cans. Because of this in January 2006 we persuaded U.S. Cans Co. to manufacture our cans needed in the future. These cans can be delivered to us within two weeks after being ordered and will cost us approximately 60 percent of the cost of the cans made in Mexico. There are no standing, written agreements regarding our purchase of aerosol cans from any supplier. The cans are ordered with a purchase order, and we get 30-day net terms.

Retail customers (Target, CVS, etc.) order from our company using an electronic, third-party company named SPS Commerce. SPS sends us the purchase orders electronically. We confirm that we will be able to ship by the requested date. No later than two days before the scheduled shipment, we have specified labels delivered to Interstate Warehouse in Piqua, Ohio. Interstate Warehouse takes in our orders of empty shells. It maintains a standing inventory of filled cans. It delivers empty shells to Custom Aerosol to be filled and transports them back to its warehouse. The labels (UCC 14) that have been delivered correspond with the number of cases for each purchase order and a master label (UCC 128) corresponds to the make-up of the pallet. In the case of Target, with 23 distribution centers, there would be 23 UCC 128 labels. On the day before the shipment, our office transmits an advanced shipping notice (ASN) back to SPS Commerce. SPS notifies Target, for example, that the shipment is ready for pickup the next day. The next day SPS invoices Target on our behalf and sends us a copy of what we need in order to finance our purchase orders at Wells Fargo Bank Division, Pacific Business Capital (“PBC”). We are advanced 80% of the value of each purchase order. When our assigned invoice is paid (example Target) to PBC, the 80% advance is deducted plus the finance (discount) charges with the balance being sent to us by PBC.

Dependence on Major Customers

Approximately 70 percent and 68 percent of sales were made to three customers in 2005 and to two customers of in 2004. Approximately 22 percent of our sales were in the first and second quarters of 2005 were made to two customers, and 50 percent of sales in the first and second quarters of 2004 were made to two customers. This concentration of sales was reduced in 2005 by our success in selling our FirePower® and FlameOut shake and spray aerosol fire extinguishers on QVC and retailers Target, CVS, Brooks/Eckerd, Kitchen Collection, Basha’s and Sports Chalet. For 2006 we have partially completed vendor agreements with Costco, Wal-Mart, Inc. for Sam’s Clubs, and HEB Food Stores out of San Antonio, Texas.

Our television activities on QVC accounted for approximately 40% of aerosol sales and 30% of total sales of approximately $1,790,000.

Patents, Trademarks and Licenses

We own all patents and intellectual property rights associated with the fire suppressant products. However, we are obligated to pay royalties to Moonlighting Distribution Corporation as follows: $0.40 for each 16 ounce can of FirePower™, $0.50 for each gallon of FlameOut®, and $0.25 for each one-liter can of FirePowerTM. The obligation to pay the above mentioned royalties to Moonlighting, however, did not so merge and will continue in effect during the term of the exclusive license obtained from Moonlighting. Moonlighting views this license to be perpetual; therefore, the royalties are perpetual.

We have a perpetual license from our affiliated company, Moonlighting, for its Pannache™ products. The license has no sales quota. We pay Moonlighting a 9 percent royalty on the lowest wholesale price for which we sell the product.

We executed a worldwide marketing rights agreement for 5 ultimate clean products in January 2006. We acquired the right to add additional BioGenesis products at a time of choosing. We obtain these products from BioGenesis at cost of goods plus 15% and a 3% royalty on our wholesale sales price.

Governmental Approval of Principal Products

Our fire suppressant products are subject to government regulation in most countries of the world. We have obtained government approvals in all countries and venues where we offer the products for sale.

Our Ultimate CleanTM line has received the appropriate U.S. Government approvals for the industrial chemical and cleaning products.

The manufacturer of our cosmetic products, Cosmetic Laboratories, Inc., is a 20-year plus member in good standing of the Cosmetic, Toiletry and Fragrance Association (CTFA).

Seasonality

There is no known seasonal aspect to our business.

Research and Development

We deal directly with SMI Laboratories in Miami, Florida for a U. S. military specification number for Ultimate Clean™ 668.

We are developing with Dr. Amiran a polymer technology which when added to the goods for manufacturing can produce finished goods that are fire proof. This polymer technology can be added to the textiles, glue, rubber, paint, plastics, and other material when in liquid state. We and Dr. Amiran have been jointly working on an advanced formula for FlameOut® to be approved as a replacement for AFFF. Military specification tests with the United States Air Force for FlameOut® Foam began in April 2002 but were suspended pending ph and alkaline changes that we must make to the formula after we have performed additional research and development work.

Our non-toxic, biodegradable turbine cleaner, Ultimate Clean 668™, was developed by us for the scheduled periodic cleanings required of jet engines. We are involved in a U. S. Department of Defense and U. S. Navy EPA-directed test on it for non-corrosion and non-toxicity to military specification number MIL-PRF-85704C. This is a water-based, non-toxic product being tested to a petrochemical protocol. We have been very close to completion. Unfortunately, when we made adjustments to the formula to correct being out of the allowable parameters for sodium, the potassium went out of balance, and vice versa. We plan to revisit this protocol later this year.

We spent approximately $12,191 in 2004 and $10,265 in 2005 on research and development.

Environmental Controls

We are subject to no environmental controls or restrictions that require the outlay of capital or the obtaining of a permit in order to engage in business operations.

Number of Employees

On March 31, 2006, we employed thirteen persons full time and no persons part time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto. It is qualified in its entirety by the foregoing and by more detailed financial information appearing elsewhere.

OVERVIEW - RECENT DEVELOPMENTS

Unaudited sales, gross margin, operating expenses and net loss for the fourth quarter of 2005, were $712,014, $379,670, $491,286 and $109,999, respectively.

Audited sales, gross margin, operating expenses and net loss for the year ended December 31, 2005, were $1,793,502, $728,825, $1,782,565 and $1,088,943, respectively.

Audited net cash flows from operating activities for the year ended December 31, 2005, were $(1,283,296).

In April 2005, we added Mr. Paul Kowalenko as Director of Sales and Marketing for the FlameOut® Fire Suppressor Division of the company. Mr. Kowalenko, formerly Operations Director for Just-In-Case-Fire, has had extensive experience in the oil and gas industry. Paul served in capacities as Manager of Corporate Planning, Vice President of Finance and Chief Financial Officer. Paul is already working with clients in India, Taiwan, Poland, the logging industry and developing marketing point-of-sales aids. Paul has a Bachelor of Commerce Degree and is a Corporate Management Accountant from the University of Calgary.

We have completed vendor agreements with Wal-Mart Inc and CostCo. In mid-2005 vendor agreements were completed with Target, CVS, Brooks/Eckerd, Kitchen Collection, Big 5 Sporting Goods, and Bed, Bath and Beyond. The standard with most companies is completing the agreement in an electronic file, and then they begin issuing purchase orders; however, completion of vendor agreements does not guarantee a purchase order.

We have completed our second order of FlameOut® to be shipped to Taiwan for its nuclear facility. The initial sale was completed last November through the Odin Foam Division of Darley Pumps when FlameOut® was included in Darley Pump’s catalogue as the Class B Foam for a compressed air foam system built by Odin Foam. Sales representatives from Odin Foam, a division, wanted to use FlameOut® as the Class B foam because of our UL 162 in the Compressed Air Foam System it built for Taiwan. VASA Limited was the purchaser. The introduction was made by a former distributor, Western Fire of Casa Grande, Arizona, which subsequently filed bankruptcy. Demonstrations were conducted for the representatives of VASA in Marana, Arizona in 2004. VASA decided to purchase FlameOut®. VASA wired the required payment to our bank, and we shipped the product ordered. VASA reordered in the same manner on one other occasion.

We completed the process for ABS (American Bureau of Shipping) certification for international maritime sales. The ABS Certification will clear the way for our distributor in Poland Fire Dam. The type classification obtained for FlameOut® is of a class that has heretofore been achieved for foam base product certification. A full understanding of ABS is available on our website under standards and certifications. Within days of the hit of Hurricane Katrina in New Orleans, we dispatched an exploratory team to New Orleans, headed by Paul Kowalenko, to explore the possibilities to utilize Summit’s line of Ultimate Clean remediation products in the hurricane’s aftermath. When the levee broke, sewage backed up, fuel and chemicals floated on the water and decay filled the air. Our agenda was to address fuel encapsulation, toxic remediation, and odor control. Utilizing what we learned 2 and a half years ago when testing FlameOut® with Evergreen Aviation’s 747 Supertanker (a large compressed air foam system), we knew we could successfully address these problems if given the chance. We performed a demonstration at the New Orleans Superdome on September 16, 2005 in an extremely contaminated restroom facility. Using a McCaw Backpack Compressed Air Foam System, we used FlameOut® as our carrying agent while blending Ultimate Clean 1106 Odor Control and Ultimate Clean 850 BioEnhancer to provide a broad based coverage of foam in order to unilaterally suspend biological remediation action of a larger area. The result in odor elimination was immediate and attracted the attention of the Superdome Management Ground. On September 26, 2005, we began an odor and biohazard decontamination project for the New Orleans Superdome Arena, the location where the New Orleans Hornets play basketball. We completed our project on October 11, 2005 with a completed contract for $448,000.

Our new FlameOut® Aerosol Fire Extinguisher, the twin sister to Firepower™, initially appeared on retail shelves over the 4th of July weekend at the 311 Big 5 Sporting Goods Store primarily in the Western part of the United States. The third quarter of 2005, FlameOut® appeared on the shelves at Target Stores beginning September 4, 2005. Additional retail store introductions have occurred in CVS, Brooks and Eckerd Pharmacies in August and September. We have completed the initial shipments to Kitchen Collection, Bosha’s, Sports Chalet, Bed, Bath & Beyond at the end of Q3 and first two weeks of Q4.

The Yellow Stone Club, a custom residential development near Big Sky, MT which features 8,000-square-foot-minimum residences, was the site of extended demonstrations of FlameOut® on May 18, 2005. We are currently working on an order for The Yellowstone Club which will consist of FlameOut® Concentrate, Compress Air Foam Systems from Intelagard and extinguishers like we sell in the logging industry. We have been notified by the Yellowstone Club of our final order in Q4 2005. Steve Hauck, Fire Chief of the Yellow Stone Club has become a spokesperson for FlameOut®. More about Steve Hauck’s recommendations for FlameOut® are covered in the following paragraph regarding media relations with Steinreich Communications.

In June we entered into an agreement with Steinreich Communications for media relations. Stan Steinreich previously had been a section editor for the New York Times and former co-producer of ABC 20/20. Over the 4th of July weekend Mr. Steinreich organized appearances and morning talk shows in San Diego for Keith Parker, CEO and Steve Hauck, Fire Chief at the Yellow Stone Club, on the 4th of July. They were live on NBC, Fox News and UPN conducting demonstrations using FlameOut® aerosols and referring to the introduction at Big 5 Sporting Goods. On July 5th, they were interviewed by KABC in Los Angeles by consumer products advocate Rick Romero. His show aired on July 28, 2005. Beginning in August and through September, we were on additional shows in Sacramento, Reno, Chicago, and Tyler, Texas, a mix of CBS, NBC, ABC, and Fox News. Feature articles have appeared in the home and/or lifestyles sections in the following newspapers: New York Times, Chicago Sun Times, Minneapolis Star, Washington Post, Miami Herald, Rocky Mountain News, Seattle Tribune, Charlotte Observer, Longview News-Journal, Los Angeles Times, and USA Today.

We executed the final agreement with Government Services Administration receiving our Federal Supply Number under Solicitation Number 7FC1-L3-03-0084B on August 10, 2005. Possession of an FSN does not guarantee supply contracts with U.S. Government institutions or agencies, but could lead to large supply contracts with U.S. Government institutions, U.S. Forestry, State Forestry departments, Bureau of Land Management, and U.S. Parks and Wildlife. GSA Awards’ marketing arm,

GSA BizOps, will be acting as our marketing sales agent through an agreement in which GSA Awards pre-qualifies U.S. Government procurement requisitions where our products and securities will satisfy the requirements. The GSA approval and FSN supply number make our product and the requisition a match. GSA Awards does not represent another client with products that compete with FlameOut® or FirePowerTM. In order to enhance our ability for GSA/FEMA contracts, we applied for and received an amending addition to our schedule 84 while we were preparing our bid to the Superdome Management Group for the New Orleans Arena. We were able to add seven of our Ultimate Clean Cleaner and Chemical to the schedule due to the emergency involved. However, these additions are added permanently to our schedule. FirePowerTM and FlameOut® are now carried in W.S. Darley Company’s most recent fire products catalog published in February 2005. This catalog goes to every fire department in the U.S. and a number of fire departments in 23 foreign countries.

We will be featuring the new FlameOut® aerosol fire extinguisher in a one-minute television commercial test market to be conducted by Transactional Marketing Partners. Raw footage was completed October 25, 2005.

In 2006 we began to introduce a product and service expansion developed during the 4th Quarter of 2005. The areas for new products and services were divided into three areas: International and Forest Service Sales, Retail Business Development and Environmental Hazard Remediation.

Paul Kowalenko is the company’s Director for International and Forest Service related sales. Paul is also involved with new product certifications and the introduction of FlameOut to NASCAR in 2006. In 2005, a new type of aircraft began to emerge as the next tool for wildland wildfires. These aircraft are ST-802s by name and broadly referred to as SEATS. We provided certification materials, marketing materials and video presentations to various SEAT base directors in West Texas and New Mexico in late February. Air drops were conducted from these new AT-802 planes in late April. U.S. Forest Service and Bureau of Land Management personnel were present for the demonstrations. The observation was, that with FlameOut added to water, significant amounts of water collected on the ground versus nothing more than mist from the plain water drops. Due to FlameOut’s biodegradation properties, FlameOut is being looked at additionally as a short-term retardant. We make no claims for our product being a retardant but that of a fire suppressor. However, due to the encapsulation and emulsification capabilities and biodegradation, a residual of FlameOut is a temporary retardancy. On June 1, 2006 we received our first GSA contract order for FlameOut from the U.S. Department of Interior , Bureau of Land Management.

Paul met with the CDF (California Department of Forestry) in July 2006. Test drops from air tankers and helicopters with water drop buckets have been scheduled since Paul’s meeting. The outbreak of fires in California has made setting the timetable for the drop test, in order to prove the benefit of our technology, frustrating to the company. The years of previous methods have shown that water cannot be dropped from the air and be strategically placed on the ground. The same thesis exists when foam suppressants are added to the water. FlameOut consistently provides visual evidence that no longer supports this 50-year-old method of attempting to combat fires. FlameOut, unlike other fire foam suppressing agents, possesses technological capabilities, found in no other products. FlameOut is an encapsulator and a cooling agent. When dropped from an airplane the addition of FlameOut to water creates a “thunderstorm” or “wind shear” condition. When you consider that heat rises and the additional cooling capabilities that FlameOut gives the water, FlameOut slams to the ground creating a foam blanket (if from CAF system) or saturates the ground (if by open hatch type drop). The amount of product making its way to the ground leaves observers astounded. We are spending an enormous amount of time and resources continuing to penetrate the 50-year-old bureaucratic method resistance to change. When FlameOut is dropped, it will lay a wet line or foam blanket (depending on the dispensing method employed) on the ground that will protect property, create instantaneous fire breaks, save resources in both property and finances and perhaps stop a catastrophic disaster, in an environmentally safe manner.

Robert Heggie, Director of Retail Sales Development, heads our efforts in several new areas we are developing. One area is that of environmental aerosol cleaning and problem-solving products for use in and around the home. Our new category name has changed from what was previously identified as Summit’s Aerosol Fire Fighting Technology to Summit’s “FlameOut Family of Products” featuring environmental aerosol technology. The new aerosol products showcase the products we used in the cleanup project of the New Orleans Arena after Hurricane Katrina. All of these products feature FlameOut as the carrying agent for other remediation chemicals which are all non-toxic. The products in the line are named: OdorOut, MoldOut, CleanOut, SpotOut and OilOut. OdorOut began being marketed separately to veterinary hospitals as a stand alone product in May 2006.

In May 2006, we were invited to Texas A&M University School of Veterinary Medicine. We utilized two products we used in New Orleans during September and October 2005 in the aftermath of Hurricane Katrina. We were contracted by Superdome Management Group (SMG) to clean the New Orleans Arena where the NBA Hornets play basketball. Two of the products used there were Ultimate Odor Control 1106 and Ultimate Clean Remediation 850. These products remediate odors and solid waste and biodegrade the matter from inorganic to organic in the process. At A&M we are conducting tests for anticipated letters of recommendation from the pathology departments, small and large animal hospitals. These recommendations will be part of our marketing for a niche market of these products through veterinary hospitals for use in the hospitals. Also hospitals will be wholesale dealers to deliver these same products to consumers.

We conducted introductory meetings in two new markets where our polymer fire retardant technology can be used to develop, for specific industries, products that will not burn. One use is for specialized sleeves or jackets used as wiring harness groupings of cables in the aviation industry. Our director of research and development, Dr. Mohsen Amiran, is developing a spray material that can be used to slow down the burn-through process for a nylon thread that is used to make these harnesses. Our goal is to produce retardant base material to be added to liquids during the manufacturing process in order to make finished products such as threads and chording fire retardant. Initial material samples were pre-tested by our customer and then submitted by them to the FAA for pre-burn certification tests. Several preliminary reports and results from our customer are very favorable. This success allows us to move forward and is discussed in the Outlook section.

We will announce the customer in a news release when our customer is ready to grant us permission for the release.

An additional venue is the introduction of the same polymer technology to the bedding and mattress industry. A new federal law prohibits the use of chemicals that produce toxic by-products when bedding and mattresses burn. Our polymer fire retardant does not produce toxic by-products. Additionally, we will be developing an additional aerosol product that would prevent the reproduction and manifestation of bed bugs, mites and lice, which is a major issue within the bedding and mattress industry.

In both of these newly identified aviation and bedding and mattress venues, we have aligned ourselves with industry leaders to act as our strategic alliance marketing consultants for the marketing of the products.

Gordon Lewis, our Director of Engineering and Remediation, has focused on completing our previously verbal agreements (December 2004) with Asah Terra Nigeria Limited. The process gained momentum based on two key events at the end of 2005 and beginning of 2006. The first event in October 2005 was the successful introduction of our remediation technology (previously acquired from Dr. Amiran in 2003) in the New Orleans Arena in the aftermath of Hurricane Katrina. We used FlameOut as a carrying agent for the active remediation agents Ultimate Odor Control 1106, Ultimate Clean 850 remediation enhancer and our newly acquired (2005) Mold and Fungus Control Product. The second event was our successful negotiation and licensing agreement with BioGenesis (Exhibit 10.12 filed with Form 8-K February 1, 2006). In this agreement we acquired exclusive worldwide marketing rights to various remediation chemicals and the non-exclusive rights to use BioGenesis Soil and Water Remediation Technology. However, in the agreement, when we name a geographic area, customer or country, the venue becomes exclusive to Summit. This was the second key piece to completing the agreements with Asah Terra and its customer, Shell Oil of Nigeria.

With these two tools in place, the Joint Venture Licensing and Marketing Agreement between Summit and Asah Terra was executed in March 2006 (Exhibit 10.17 filed with Form 8-K March 3, 2006). Gordon Lewis spent the balance of the first quarter acquiring samples from Nigeria for Dr. Amiran to run analyses. We worked with BioGenesis personnel to develop the irrigation system necessary for setting up the site to remediate the contaminated material, prepare for the first order for chemicals from Asah Terra and secure additional materials needed for the site preparation. These steps were completed in April and shipped to Nigeria. During the first week of May 2006, Dr. Mohsen Amiran, Gordon Lewis and Keith Parker accompanied Tom Hilton, President of Asah Terra Nigeria, to Port Harcourt, Nigeria where we began this much anticipated project. By the 20th of May a successful biopile had been constructed in the treatment of the contaminated pond. Schedules were established in order to pull samples from the biopile every two weeks in order to provide documentation of the reduction of TPH (Total Petroleum Hydrocarbon) levels from the contaminated soil. During the excavation process, we discovered a much more involved contamination than merely soil with some crude mixed. We hit a pocket of slush which when analyzed showed diesel fuel, emulsifiers, drilling mud and pure crude. This contamination provides remediation evaluation and processes different from those initially introduced to Summit prior to our May trip. Further investigation provided us information from Shell Oil, Nigeria, that there are over 2,400 sites that require remediation. By mid June we were asked to submit a new proposal for the remediation of 15,000 cubic meters of contamination at this site.

Initial details provided us information on what was expected to be 715 cubic meters. Nearly 400 of these previously mentioned sites are classified as “infamous” or “moderate” legacy sites. What this means is that the complete history of the site is not recorded.

To more efficiently provide the desired end result to Shell, a much larger operation for remediation than the biopile method is required.

Many different types of equipment and technologically designed systems from BioGenesis must be assembled and shipped to Nigeria. Shell Oil, Nigeria, is awaiting our final proposal which is anticipated for delivery from Summit to Shell by the end of August 2006.

In addition, Gordon Lewis, has brought our current file with the US EX-IM Bank (Export-Import) for the purpose of taking advantage of various government programs for financing both equipment and service invoices which include credit insurance.

Also, Gordon Lewis and Rob Heggie have been working in concert with the development of a direct response television marketing initiative for FlameOut Aerosol Fire Extinguishers. Our television commercial was produced during the fourth quarter of 2005. We have executed agreements for media purchasing and a fulfillment center. The target date to begin has been moved forward to September 2006. Our main goal of creating additional sales for the company will have a secondary goal of building some branding identity for our retailing partners. FlameOut Aerosol Fire Extinguisher will appear on the shelves of a new retail marketing partner with 5,500 stores on September 1, 2006. We will release the name in a press release when we have our customer’s approval.

We had another successful airing for Firepower on QVC during the second quarter and another on July 31, 2006. We received another order from QVC on August 1, 2006 for an August Airing of FirePower. Through our QVC agent, Live Link TV, we are proposing to QVC the introduction of our new environmental aerosol products using the branding created by two years of Firepower. The retail line of OdorOut, MoldOut, SpotOut, OilOut and CleanOut would be named OdorPower, MoldPower, SpotPower, OilPower and CleanPower.

Off-Balance Sheet Arrangements

Our company has not entered into any transaction, agreement or other contractual arrangement with an entity unconsolidated with us under which we have

•	an obligation under a guarantee contract,
•	a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets,
•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, or
•
any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by us and material to us where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with us.

RESULTS OF OPERATIONS

The following table presents, as a percentage of sales, certain selected financial data for each of the two years in the periods ended December 31, 2004 and 2005:

Year ended December 31	2004	2005
Sales	100.0%	100.0%
Cost of Sales	91.0	59.0
Gross Margin	9.0	41.0
Operating Expenses	(641)	99.0
Other Income and Expenses, Net	2.4	2.0

Net income (loss)	(596)%	(61.0)%

SALES

Sales of $190,702 for 2004 increased to $1,793,502 in 2005 - an increase of 840 percent.

Product	2004	2005

Fire Suppressants	$177,642	$1,331,314
Ultimate Clean® Chemicals	4,823	2,661
Cosmetics	6,755	10,787
Energy Drinks(1)	1,482	422
Remediation Chemicals	0	448,318

(1)
In late 2003 we began test marketing an energy drink, similar to the Gatorade-like drinks, that was developed by Dr. Amiran, a director of our company and the inventor of all our products. No plans have been made to devote significant efforts to the promotion of this product.

The 7.5 increase in sales of our fire suppressant products is attributed to the introduction of FlameOut Aerosol Fire Extinguisher, the twin sister to Firepower.  FlameOut was introduced into Big 5 Sporting Goods in July of 2005 and then into Target Stores, Brooks Pharmacies, Eckerd Pharmacies, Kitchen Collection, Bed Bath and Beyond, Basha’s, and Sports Chalet.  Firepower on QVC began regular monthly programming, which produced 11 shows for the year.

We opened a venue for environmental cleanup utilizing some of our Ultimate Clean Chemicals when we were given a contract to clean the New Orleans Arena in the aftermath of Hurricane Katrina, for $448,000.

The increase in sales for Ultimate Clean Chemicals® was due to remediation work we performed in Seattle, Washington. The increase for Energy Drinks was negligible.

The increase in sales for cosmetics was due to reorders by several Texas high school female drill teams (Kilgore College Rangerettes, Longview High School, Namon-Smith High School in Garland, and Victoria, Texas High School) and by sales to new customers attributed to word-of-mouth endorsements by users of the cosmetics.

Interim Results of Operations - First Half of 2006 Compared to First Half of 2005

Summit Environmental’s sales for the first two quarters of 2006 were 92 percent of the first two quarters of 2005 sales - $327,613 in the first two quarters of 2006 compared to $355,050 in the first two quarters of 2005.

GROSS MARGIN

Our gross margin increase from 9.0 percent in 2004 to 41.0 percent in 2005 is attributable to increased prices and lowering our costs per unit.

Interim Results of Operations - First Half of 2006 Compared to First Half of 2005

Gross margin was 51 percent for the six months ended June 30, 2006 compared to 44.6 percent for the six months ended June 30, 2005. Sales have not reached a level to generate consistent gross margin percentages.

OPERATING EXPENSES

Our operating expenses increased from $1,158,555 in 2004 to $1,782,565 in 2005 - an increase of $624,010 or 54 percent. At 2005’s level of sales, the revenue and operating expenses are almost equal. The increase in operating expenses is primarily due to greater marketing and promotional expenses and public relations consulting fees for the introduction of FlameOut.

Interim Results of Operations - First Half of 2006 Compared to First Half of 2005

Operating expenses increased 135 percent during the first two quarters of 2006 over the first two quarters of 2005. Operating expenses increased by $851,290 from $632,681 in the six months ended June 30, 2005 to $1,483,971 in the six months ended June 30, 2006. The increase was due primarily the addition of Gordon Lewis and Rob Heggie the directors of engineering/remediation and retail sales development respectively. We have increased our marketing efforts that now involve weekly travel of Mr. Lewis, Mr. Heggie, Paul Kowalenko, director of international sales and certifications and Keith Parker, our CEO. We have opened venues in remediation and fire retardancy in the aviation industry and mattress industry, expanded our efforts in the wildland/wildfire environment with an aggressive program of infield demonstrations and sales meetings with the United States Forest Service, the U.S. Department of Interior Bureau of Land Management and the California Department of Forestry. The use of FlameOut by both aircraft and helicopter has begun in the above mentioned venues with favorable results on fires most recently (August 2006) in Northern California. Mr. Lewis, Dr. Amiran and Keith Parker made a trip to Nigeria in May for the purpose of building a test site for remediation of oil field site waste contamination. Mr. Lewis was in Nigeria for a month. We have achieved better than expected or anticipated levels of reduction in the TPH (total petroleum hydrocarbon) on the test site. We have developed the prototypes for five new aerosol products which utilize the technology used in New Orleans in our 2005 cleanup of the New Orleans Arena after Hurricane Katrina. We have completed the preparation for a new DR (direct response) television sales campaign featuring FlameOut Aerosol Fire Extinguishers. Our expenses included commercial development and filming, fulfillment center setup and purchase of prepaid long distance time from the call center. With all of the increased business volume potential beginning is September 2006, our completed product liability insurance premiums increased to $100,000 for 2006 with over $80,000 of the premium paid by the end of June 2006.

Amortization and depreciation were $97,251 in the first six months of 2006 and $88,831 in the first six months of 2005.

NET LOSS

Our net loss decreased by $47,840 from $1,136,783 in 2004 to $1,088,943 in 2005 - despite an 840 percent increase in sales. While our gross margin increased from 9 percent to 41 percent, our selling, general and administrative expenses increased by $612,094, or by 63 percent. The major components of this $612,093 increase were the addition of Paul Kowalenko as Director of International Marketing and Certifications, Gordon Lewis as Director of Engineering and Remediation and Rob Heggie as Director of Retails Sales Development.  Additionally, our office staff increased from 4 to 13 persons.  This caused increases in payroll, payroll taxes, benefits, computers and the need for office space.  We had additional expenses in the areas of travel, promotion and consulting fees.  Our audit fees increased and legal fees were increased due to SEC filings. Our interest expense increased by $39,018.

Interim Results of Operations - First Half of 2006 Compared to First Half of 2005

Summit had a net loss from operations of $1,421,811 for the first two quarters of 2006, up from a net loss of $479,224 for the first two quarters of 2005, a $942,587 or a 197 percent increase. The increase in the net loss was attributed primarily to the additional marketing, travel, insurance premium, television commercial, fulfillment and new product development expense outlined above.

Accounting Policies Requiring Significant Estimates and Judgments.

Our typical credit terms for domestic sales are net 30 days. These terms are identical for sales to related parties and external customers. There is no disparity between these credit terms and the amounts due us. We have a strict credit policy for retailers utilizing Dun and Bradstreet reports and credit references. For international shipments, 50% of the sale price must be received before we manufacture the order, and the remaining 50% must be received before we release product for shipping. Inventory levels no longer consist of completed product. Components are purchased and warehoused and held in waiting - $918,392 at year- end 2005. The product is filled and shipped to the customer upon receipt of purchase orders.

Patents, licenses and prepaid royalties continue to represent a significant portion of our assets (47% at December 31, 2005). Because of their significance, management periodically evaluates these assets to consider whether impairment losses should be recognized. The majority of these assets were obtained during our development stage, which ended January 1, 2004. During the development stage, we were in the process of developing our products for marketability and were confident in the future success of our efforts. Our accounting policies for recognition of these costs are as described in our financial statements; amortization would be over the respective lives of the related patents and licenses, and prepaid royalties would be depleted as royalties are earned based on sales, thereby matching these costs with revenues as they are earned.

Upon emergence from the development stage, we performed an impairment analysis of our patents, licenses and prepaid royalties, to ensure that the amounts reported on our financial statements were not overstated. That impairment analysis incorporated many significant assumptions including sales trends, margins to be realized, cash flows, discount rates, production ability, and other. The analysis has confirmed management's belief that our products are viable and future sales will generate sufficient cash flows to support the valuation of its assets and the levels of prepaid royalties. Management continues to believe that its current accounting policies regarding amortization of these assets are preferred, and that the most accurate reflection of future earnings and net profits will be obtained by matching the costs of sales with the respective sales during the periods they are earned, rather than taking impairment charges during the development stage or the current period, had such charges been deemed necessary based on the impairment analysis. If the reported amounts of these assets had been reduced, future earnings would be artificially inflated and the financial statements would not reflect the true cost of sales to the company.

While we still lost money during the fiscal year 2005, our sales dramatically increased, which validated our earlier impairment analysis. Current projections have not indicated any condition which would necessitate further evaluation of these assets or that any current impairment charges might be necessary. The following discussion details many of the factors that were incorporated in our analyses and our consideration of the appropriateness of our accounting policies in this area.

We estimate that the sales of each product related to the patents and licenses continue to increase each year. The sales of FirePower to QVC alone increased 500% from 2004 to 2005 with only 11 airings, and with this proven success, significant increases in sales from additional airings are anticipated. Also, in November of 2004, the company was in production of the first design and mockups of the new FlameOut aerosol extinguishers. In 2004, the company’s representatives began negotiations with Target and other large retailers for the sale of this product. The first sales of the product in 2005 were actually to Big 5 Sporting Goods, followed by Target, CVS, Brooks/Eckerd, Kitchen Collection, Basha’s, Sports Chalet and Bed, Bath and Beyond.

The Ultimate Clean Chemicals will be introduced to the aviation industry and the United States military through the company’s association with American Business Associates. Once a Quality Products Listing under military specification guidelines is obtained for Ultimate Clean 668, there open to us a tremendous market for usage on commercial and military aircraft which could create significant positive cash flows. The company has opened a venue for environmental cleanup utilizing some of the Ultimate Clean chemicals. In 2005, the company was given a contract to clean the New Orleans Arena in the aftermath of Hurricane Katrina. The company has also had serious discussions with Shell of Nigeria regarding the use of its remediation technology products in the clean-up of contamination.

The product segments related to the patents and licenses are fire suppressants, Pannache cosmetics, Ultimate Clean chemicals, and remediation chemicals.

The amounts sold under these patents and licenses are as follows:

	2003	2004	2005

Fire Suppressants	$125,232	$177,642	$1,331,314
Ultimate Clean Chemicals	1,818	4,823	2,661
Remediation Chemicals	0	0	448,318
Cosmetics	53,228	6,755	10,787

The projected growth rate for the sales of fire suppressant products is 18 percent annually, with estimated gross margins of 57 percent. The growth rate for Ultimate Clean chemicals and remediation chemicals is estimated at 12 percent annually, with expected gross margins of approximately 60 percent. Due to increased marketing activities, the sales of cosmetic products are expected to double annually, with a gross margin of approximately 60 percent. In our evaluation of the patents, licenses and prepaid royalties, discounted cash flows were determined using a 6% discount rate.

Regarding the concentration of sales to major customers, this concentration will be significantly reduced due to the company’s success in adding major retailers including Target, Brooks/Eckerd, Kitchen Collection, Basha’s and Sports Chalet.

LIQUIDITY AND CAPITAL RESOURCES

We had negative cash flow from operations of $942,867 in 2004 and negative cash flow from operations of $1,283,296 in 2005. Major contributors to the 2004 negative cash flow from operations were the $1,136,783 net loss from operations and a $150,440 increase in our inventory. The major contributor to the 2005 negative cash flow from operations was the $1,088,943 net loss from operations.

We had negative cash flow from investing activities of $23,038 in 2004 and negative flow from investing activities of $29,327 in 2005. The major components of both years’ cash flow from investing activities were acquisitions of property and equipment in 2004 and 2005.

We were able to stay liquid from the sale of $1,351,608 of our common stock during 2004 and from the sale of $839,117 of our common stock and loan proceeds of $762,950 in 2005. At year-end 2005, we had $316,798 cash on hand. We had significantly increased sales of $1,153,672 of our fire suppression products during 2005, and we must keep inventories available to fill those orders. Sales to our retail store customers commenced predominately during the fourth quarter of 2005 and are estimated to have been $709,000 during the fourth quarter.

Increased sales began in January 2005 due to the successful launch of FirePowerTM into regular monthly programming on QVC. This led to the development of a “twin sister” product named FlameOut Aerosol Fire Extinguisher to be sold to retailers. The initial launch occurred over the week of July 4, 2005 at the 311 Big 5 Sporting Goods Stores in the Western part of the United States. We filled purchase orders received from Target Stores, CVS Pharmacy and Brooks Pharmacy for delivery on the shelves of these stores by September 2, 2005. We also filled purchase orders for Rite Aid, Sports Chalet, Sports Authority and AAFES for delivery in September and October (National Fire Prevention Month). We had total sales of FirePowerTM of $486,881 in 2005. Securing financing from outside lenders is already under way. We have an active line of credit of $200,000 for FirePowerTM from Austin Bank for inventory financing and accounts receivables financing.

Sources of Liquidity

The following table sets forth for 2006 our expected sources and uses of cash, significant capital expenditures, marketing expenses and product development expenses:

			Expected Product-Related Uses of Cash
Product	Expected Source of Cash	Expected Amount of Cash	Significant Capital Expenditures	Marketing Expenses	Product Development Expenses

Environmental Aerosol Products	New product sales	$ 800,000	$ 25,000	$100,000	$ 10,000
Fire Suppressants	Sales Warrants, line of credit	$3,500,000 $ 500,000 to $1,500,000	$1,500,000	$275,000	$150,000
Industrial Cleaning Products	Sale of products	$ 250,000	$ 20,000	$100,000	$150,000
Cosmetics	Sale of products	$ 100,000	$ 25,000	$ 10,000	$ 5,000
Environmental Cleanup Services	Product sales contracting	$3,000,000	$ 500,000	$275,000	$140,000

Notes Payable

On June 30, 2006 we were obligated on three notes payable totaling $472,993. Subsequent events have affected the status of two of the notes, as follows:

•
$242,338 to Pacific Business Capital Corporation, secured by the land and building described in “Description of Properties - Facilities” below. Terms of the note required monthly payments of $8,500 including interest at 36%. The note was in default. On August 22, 2006 we refinanced the loan with a loan from a non-affiliated shareholder in the principal amount of $560,000, five-year term at 13% interest, with monthly principal and interest payments of $6,563.

•
$185,900 to Austin Bank, secured by a $50,000 certificate of deposit at Austin Bank and the personal guaranty of one of our shareholders. Interest at 8.5% is payable monthly, with a balloon payment due on June 30, 2006. This note was reduced to $185,000 and was renewed for 90 days until September 30, 2006.

•
$44,755 to Pacific Business Capital Corporation, secured by our accounts receivable, inventory, property and equipment and the guaranty of one of our officers. This note is due on demand, and interest is computed based on the accounts receivable purchase discount rate of 1.5% plus an additional .1% per day for past-due accounts.

OUTLOOK

The statements made in this Outlook are based on current plans and expectations. These statements are forward looking, and actual results may vary considerably from those that are planned. Any information found at the web sites mentioned below and which is relevant to our company is deemed to be part of this Prospectus.

Events and Trends.

The following events and trends are expected to have a material impact on our business:

We began the cleanup of a contaminated pond (petroleum waste) near Port Harcourt, Nigeria, during the first week of May, 2006. We executed a Joint Venture Agreement with Asah Terra Nigeria Limited in March 2006. It is estimated that Shell Oil has committed $10 billion for environmental cleanup over the next 10 years. During March of 2006 we began analyzing soil and sludge samples from Nigeria for the first cleanup project.  Gordon Lewis, PE will be heading the project for Summit, which is named as General Contractor in the agreements related to this cleanup. We discovered more contamination and in more aggressive stages than was previously revealed. We were asked by Shell Oil, Nigeria, after the discovery of more advanced contamination, to prepare a proposal for the cleaning of 15,000 cubic meters. Originally we were looking at 715 cubic meters. Due to the age of the sites some have been there so long that there are no records of their beginning. Our proposal for the first site is approximately $3.5 million.

We will be introducing through some of our retail marketing partners five new environmental household solutions products in mid-year 2006.  These products include the products we used in New Orleans for the Arena cleanup.  The products will be featured as the FlameOut Family of Products: OdorOut, CleanOut, MoldOut, SpotOut and OilOut. In each of these products FlameOut is the carrying agent. Due to the encapsulation and remediation properties of FlameOut, we experienced great success in New Orleans with formulas very similar to what we are calling MoldOut, OdorOut, and CleanOut. The first prototype cans of OdorOut were well received immediately upon referrals in the Veterinary Hospital Market. Some of the initial veterinarians using OdorOut made calls to Texas A&M University referring us to the School of Veterinary Medicine. In May we met with the staff of several departments at A&M. Demonstrations during the trip produced currently ongoing evaluations in the pathology department, small and large animal hospitals. We have also developed a couple of specialty products for evaluation that would be marketed through veterinary hospitals.

SafeTree Christmas Tree protector will be introduced in October in Bed Bath and Beyond in their Trim-a-Tree section.

We are beginning a process of developing our first branded product off of FirePower at QVC. We have begun the development and submission of PowerOut-Odor Eliminator, a twin sister product to OdorOut, in a two-pack offering.

In June, we shipped our first orders of FlameOut to HEB Food Stores.

We received our first order from the Yellowstone Club Private Ski Resort in Big Sky, Montana in March 2005.  Fire Chief Steve Hauck at the Yellowstone Club makes television appearances with CEO Keith Parker for media promotions for the aerosol fire extinguishers, Firepower and FlameOut. Subsequent appearances with Chief Hauck are scheduled for Labor Day weekend and October (Fire Prevention Month) supporting our newest retail marketing partner to be announced in August 2006.

On March 15, 2006 the Federal Consumer Products Safety Commission (CPSC) under the authority of the Flammable Fabrics Act issued its final ruling on the requirements to make mattresses and mattress sets safer from the risk of the flashover caused by open flame fires. The Ruling is effective July 1, 2007 when all mattresses and mattress sets sold in the USA must be compliant with the new standard under penalty of fines and possible recall. “These improved mattresses should result in significant reductions in deaths and injuries associated with the risk of mattress fires. The Commission estimates that the standard could limit the size of mattress fires to the extent that 240 to 270 deaths and 1,150 to 1,330 injuries could potentially be eliminated annually”, quotes the CPSC in its March 15, 2006 release. “The Commission is issuing this flammability standard to reduce deaths and injuries related to mattress fires, particularly those initially ignited by open flame sources such as lighters, candles and matches. Although the Commission has a flammability standard directed toward cigarette ignition of mattresses [16 CFR Part 1632] a significant number of mattress fires are ignited by open flame sources and are not directly addressed by that standard”, states the CPSC. Summit Environmental’s management team met with mattress industry leaders and attended industry-sponsored workshops in July 2006 to understand the challenges the mattress industry faces to become compliant with this new open flame law. The result of that investigation has convinced Summit’s management team that our fire retardant technology and our experience with FlameOut Fire Suppressor will provide the mattress industry with retardancy options unlike any other on the market today. During the third quarter of 2006 Summit will be working with raw material suppliers to the mattress industry and mattress manufactures to test and validate the effectiveness of our unique solutions. The current complement of fire retardant technologies available to the industry, be they chemical barriers or physical barriers, are only being used because they are the only ones available. Summit’s industry advisors are excited about the potential that our new technology will bring to this multi-billion dollar market that manufactures over 30 million mattresses every year.

Material Commitments for Capital Expenditures.

We have the following material commitments for capital expenditures during 2006:

Media relations of $80,000, research and development for aerosol fire extinguishers of $65,000, legal and audit fees of $150,000, product development and packaging design of $50,000, research and development of the new environmental aerosol products of $75,000, television commercial development for FlameOut and Firepower aerosols of $80,000, initial media placement for television of $500,000 and international travel for environmental cleanup project (initial trips) of $100,000.

To obtain the funds for such expenditures, we recently completed a $744,000 private placement of shares of common stock to existing and new shareholders of the company.  In addition, we had our property at 210 South Green Street, Longview, appraisal completed in April 2006. The appraisal for $700,000 was shopped for a permanent lender. We reached an agreement with a private lender for 20 year mortgage at 13% interest. The funds received of $560,000 will allow us to pay off the bridge loan of $239,000 we originally obtained from Pacific Business Capital, leaving the balance for additional operating capital. Also, we have approximately 3,600,000 warrants that can be exercised at an exercise price of 50 cents per share through 12-31-2006.

Important Factors.

We work closely with American Business Associates (AmBiz). AmBiz assists with introductions into military, homeland security and emergency management venues. . More about AmBiz can be found at www.americanbusinessassociates.com. Through AmBiz’s efforts, we submitted FlameOut® and FlameOut® Foam to the U. S. Air Force chemical testing center at Tyndal Air Force Base in Florida. We also are attempting to introduce FlameOut® to the US Air Force testing center at Little Rock, Arkansas for use in the Air Force fleet of C-130 tankers in 2006 for inland, wildfire applications. In July 2006, we began the testing of FlameOut for all types of fires with the California Department of Forestry.

FlameOut® is not just a fire suppressant. It is non-toxic, biodegradable and has significant encapsulation features that surround and smother particles it contacts. We demonstrated its fire-fighting and fire-retardant qualities before FEMA, Homeland Security, Arizona State Emergency Management, the Office of Emergency Management and the Bureau of Land Management in July 2004. Additional wildfire application testing began in April and May in New Mexico with the new fleet of wildfire fighting aircraft, the AT-802. This effort has been headed by Paul Kowalenko. The following details the areas of our efforts.

April 2006, Midland Texas - Summit performed FlameOut proficiency testing from the AT-802 under the observation of the Texas Forest Service (TFS) and United States Forest Service (USFS). The results showed significant ground coverage from both 1% and 0.5% FlameOut drops comparison to plain water drops. Comments were made by the pilots and ground observers that FlameOut was dropping just like the much heavier and more costly, highly viscous long term retardants.

May 2006, Okotoks Alberta - Under the observation and back-up protection of the Okotoks Fire Department, multiple test blocks of three-year-old cured grassland were treated with FlameOut and tested over discrete time periods. In temperature conditions similar to wildland fire situations FlameOut proved to be a complete fire inhibitor up to 15 minutes after cured grass had been treated with a 1% solution of FlameOut. The ignition source was a 40,000 BTU propane Tiger Torch that was applied directly into the treated blocks for 5 seconds and then removed. At 15 minutes the flames readily self-extinguish and at 20 minutes the flames creep but eventually self-extinguish. Under freshly treated blocks the Tiger Torch was left in place for over 4 minutes with absolutely no supporting fire and the only direct burner area charred. A second series of tests was performed to measure FlameOut’s ability to block the progression of a fire when it runs into FlameOut treated grass. A three-foot-wide border around the outside of a 16-foot diameter circle was treated with 1% FlameOut. The center of the untreated circle was ignited with Tiger Torch and allowed to burn into the three- foot treated barrier. The flames spread to the barrier in approximately 5-7 minutes, depending on wind direction. The fire was stopped along the entire circumference of the 16-foot circle when the flames reached the treated barrier. Not only did the fire self-extinguish but the barrier eliminated the smoke from the burning grass.

June 2006, Roswell NM - The Federal Bureau of Land Management (BLM) district office in Roswell, NM and the Federal Fish & Wildlife office at the Roswell Bitter Lake Wildlife Refuge had expressed to their Single Engine Air Tanker (SEAT) contractor (AeroTech) an interest in replacing long-term retardant with another chemical less toxic to their grassland eco-systems but still an effective direct attack suppressant. Within 48 hours of receiving the call Summit had both product and manpower on scene to work with the Fire Management Office (FMO). Roswell sits on the eastern slopes of the mountains, with the Lincoln National Forest and the mountain resort area of Ruidoso to the west, and expansive grassland and ranching in every other direction. The FMO utilizes SEAT aircraft to assist with rapid attack. There are two other SEAT bases under NM state authority within close proximity providing overlapping coverage. In May the National office for the BLM deployed a National Aerial Task Force (ATF) squadron of three SEATS to Roswell. The ATF and the contract SEAT took part in a full interagency ground and air stimulation fire exercise. The agencies involved in the exercise and then attending the post-exercise briefing included the BLM, F&W, NM State, Municipal and USFS. During the exercise eight aerial drops were made by the SEATs. The first seven drops were done with water. The last drop was done with a 1% solution of FlameOut. By everyone’s account that were present at the field location, the FlameOut drop was noticeably different than the seven prior water drops. Comments from the Air Attack officer circling 2,000 feet above the engine chiefs and crews that were directly in view of the drops stated that FlameOut came down much straighter than the water, that the drop pattern was much tighter, and that there was considerably more moisture on the ground than with the water only - much like they would have expected of long term-retardant, not foam. The BLM FMO placed an order for FlameOut and then shared it with two other state SEAT bases and the Bitter Lake F&W engine crews.

July 2006, Yreka CA - In early July California Department of Forestry and Fire Protection (CDF) became aware of FlameOut’s new qualification for SEATs on the USFS Qualified Products List (QPL). CDF’s initial response was that wildland foams were not suitable for high-speed air drops from air tankers because all previously known foams break apart in the air, which allowed Summit to introduce evidence to the contrary. Further discussions and product demonstrations revealed to Summit that CDF is not just wildland fire fighting service but also a full emergency response organization responding to all classes of fires, hazmat incidents, motor vehicle accidents and all other emergency situations. Those discussions have led to a fuller understanding of how Summit’s products, including our multi-class fire foam FlameOut and our bioremediation Ultimate Clean products could be of value to the state. On August 1, 2006, Summit received an official invitation from CDF for immediate evaluation at two CDF helitack bases that will conduct our Field Operational Evaluation of FlameOut as soon as possible. Each base will utilize 100 gallons of FlameOut. Paul Kowalenko will be dispensing information to the captains at two helitack bases and arrange a training date so they can learn what makes FlameOut different from the other Class A foams they have used. Evaluation forms will be used to record their impressions on how well the product worked for them. The demonstration consisted of using Evergreen Aviation’s 747 Supertanker to disperse FlameOut® as a compressed-air foam over a path 100 to 125 feet wide for 20,000 feet.

The success of the demonstration has led us to consider FlameOut® as the carrying agent for additional products that address environmental issues. Dr. Amiran, one of our directors and the inventor of FlameOut®, is addressing this expanded use of FlameOut® - uses such as treating toxic spills or chemical exposure, cleaning the air of free radicals in the event of terrorist attacks, and a fire retardant sealant to be sprayed on a structure prior to evacuating an area threatened by a wildfire. The successful drop of FlameOut by Evergreen Aviation’s 747 equipped with a 10,000-gallon compressed foam air tank (CAF) demonstrated to us physical properties of FlameOut that at the time were not known. The idea of mixing other compatible products with FlameOut (odor control, mold and fungus control and a toxic remediation enhancer), using the FlameOut as a carrying agent in order to utilize these other remediation products for catastrophic exposures began to evolve during the second half of 2004. It was during the aftermath of Hurricane Katrina that Summit CEO, Keith Parker, dispatched Paul Kowalenko and later Gordon Lewis to New Orleans to attempt to apply this theoretical application of our products. We utilized backpack CAF units developed by Inteligard to dispense FlameOut and mix the previously mentioned remediation chemicals. We executed a contract to remediate solid body waste, decomposing waste and the associated odors in this environment and to eliminate black mold and mildew. We were awarded a contract by Superdome Management Group to remediate the over 1,000,000 square feet of the New Orleans Arena where the New Orleans Hornets play professional basketball. Our successful cleaning of the arena was a key factor to our completing our negotiations with Asah Terra and its customer Shell Oil of Nigeria. Our successful introduction of our environmental technology and concepts provided the impetus we needed to move forward.

Our expanded use of FlameOut as a carrying agent for these other chemicals provided us $448,000 in sales in the fourth quarter of 2005. We have taken the remediation technology to Nigeria for the purpose of proving our technology on a contaminated well site that has been left abandoned and untreated with no known solution for remediation before the introduction of our technology. We have met with the managing director of the Zalul Corporation in Israel with regards to the remediation of polluted rivers and environmental cleanup from the residue caused by the bombs and fires resulting form the recent Lebanese/Israel conflict. More about Zalul is available at www.zalul.org. We have evaluation studies being conducted at Texas A&M University School of Veterinary Medicine on Ultimate Odor Control, one of the main products used in our project in New Orleans.

Ultimate CleanTM Products.

We have developed new “environmental remediation and decontamination” products for retail sales from our successful experience in New Orleans. In this regard, we move from marketing our “aerosol fire fighting technology” to “environmental aerosol technology”. New aerosol products, marketed as the FlameOut Family of Products, will feature FlameOut® as the carrying agent for products under the branding of “The FlameOut Family of Products” named Odor Out ™, Oil Out ™, SpotOut ™, MoldOut™, and CleanOut™. We plan on the initial retail introduction by end 2006 through several of our established customers currently selling FlameOut aerosol fire extinguishers.

We are continuing to develop and expand on the completion of our remediation and decontamination project at the New Orleans Superdome Arena. We performed an additional mold and fungus decontamination at the Superdome and a couple of individual rooms during the second week of October. Marketing strategies are being developed on how to expand on the success we have experienced. In order to facilitate the development of our newly created Remediation Division, we have hired as Director of Engineering and Remediation, Mr. Gordon Lewis, PE in fourth quarter of 2005. Gordon graduated from Humboldt State University in California with a degree in Environmental Engineering and is formerly the Supervising Engineer for the Desert Water Agency in Palm Springs, California; Engineer for the Water Resources Board, California Water Quality Control Board; and Civil Engineer in Palm Springs with specialty in municipal water and sewer management.

Mr. Lewis has been working directly with the Asah Terra Nigeria Limited principals since December 2005. We executed an exclusive Licensing and Marketing agreement with Asah Terra Nigeria limited on March 3, 2006 (filed as Exhibit 10.17).

Asah Terra is working with the Nigerian Government and Shell Oil of Nigeria in providing consultation and product solutions using our Ultimate Clean chemicals with specific applications for what is estimated at up to ten years of existing clean-up of contamination. One of the first sites that we will be cleaning is a stagnate lake that allows bacteria to grow. When it rains, the overflow provides such a large amount of toxic residue that this site has been linked to being a leading cause of the deaths of infants and young children in Nigeria. We executed an exclusive licensing agreement with BioGenesis on February 1, 2006 (filed as Exhibit 10.12), giving Summit exclusive marketing rights by license for Ultimate Clean chemicals and BioGenesis Soil and Water Remediation. We are working in conjunction with BioGenesis and Dr. Amiran to begin this work for Asah Terra on the first two contracts. There are reported by Asah Terra to be thousands of these sites in Nigeria. They have been mandated by the Nigerian Government for environmental cleanup.

Summit also acquired the rights to specific companies, areas, and projects via the licensing agreement. Shell Oil of Nigeria contaminated sites resulting from years of petroleum production in Nigeria, and Nigeria represents one of the areas of exclusivity for Summit utilizing BioGenesis soil and water remediation technology.

We began the initial site testing and application process during the first week of May 2006. Dr. Mohsen Amiran, Gordon Lewis and Keith Parker accompanied Tom Hilton, President of Asah Terra, to Lagos, Nigeria. The initial product application, technology, training and follow-up procedures were taught by Dr. Amiran to Asah Terra personnel in Nigeria. In June 2006, we were requested by Shell Oil, Nigeria, to provide a proposal for the cleaning of 15,000 cubic meters of contaminated soil and slush. Our initial proposal is for approximately $3.5 million (USD). We anticipate negotiated resolutions producing a contract during the third quarter of 2006.

Contractual obligations

The following table sets forth, as of the end of the latest fiscal year-end balance sheet, information with respect to our known contractual obligations.

	Payments Due-by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-Term Debt Obligations	$630,047	$630,047
Capital Lease Obligations	$ 0
Operating Lease Obligations	$ 0
Other Long-Term Liabilities Reflected on Our Balance Sheet under GAAP	$ 0

Total	$630,047	$630,047

Our future results of operations and the other forward-looking statements contained in this Outlook involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: the inability of the company to obtain needed additional capital, loss of personnel, particularly chief executive officer B. Keith Parker, as a result of accident or for health reasons, interruptions in the supply of inventory from manufacturers of the inventory, the development of a competing fire suppressant by a well-capitalized competitor that either is able to develop a new product with the same attributes as our fire suppressant or is able to discover the additives to our fire suppressant that give it its unique and superior qualities, and an accident involving life or serious bodily harm that fairly or unfairly would bring into question the safety of using the company’s fire suppressant products.

DESCRIPTION OF PROPERTIES

FACILITIES

In October 2005 we purchased for $250,000 a 1.76-acre tract in Longview, Texas upon which there are an office and warehouse building of 12,800 square feet, which includes 2,500 square feet of warehousing, and two out buildings of approximately 500 square feet each. We closed the acquisition with a bridge loan from Wells Fargo Bank with payment terms of $8,500 a month, including interest. On August 22, 2006 we refinanced the $250,000 loan with a loan from a non-affiliated shareholder in the principal amount of $560,000, five-year term at 13% interest, with monthly principal and interest payments of $6,563.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Summit Technologies, prior to its merger with our company, paid $30,000 to Moonlighting Distribution Corporation for the exclusive license to distribute products manufactured by Moonlighting Distribution Corporation - Stressex™, Pannache™, and Trim-Away™. B. Keith Parker and his spouse, Paula Parker, who were officers and directors of Summit Technologies, own 52.5 percent of the capital stock of Moonlighting. Summit Environmental pays royalties to Moonlighting for the exclusive licensing rights to the products from Moonlighting.

Summit Technologies’ and, now, our company’s distribution rights to BioGenesis’s fire suppression products were acquired not from BioGenesis, but, rather, from Moonlighting Distribution Corporation, which had acquired these rights before Summit Technologies was formed. In exchange for the transfer of these rights to Summit Technologies, it issued 350,000 shares of its common stock to Moonlighting Distribution Corporation, paid $10,000 to Moonlighting, and initially paid to Moonlighting a royalty of $0.50 for each 16-ounce can of FirePower 911™, $0.35 for each 1-liter can of FirePower™, and $0.50 for each gallon of FlameOut®. As of January 2005, the royalties for FirePower™ and FlameOut® in aerosol form are now reduced to $0.25 a can.

On November 2, 1998, BioGenesis assigned to Summit Technologies all patents and intellectual property rights associated with the fire suppressant products. Because of our merger with Summit Technologies, these rights are now owned by our company. The obligation to pay licensing fees to BioGenesis merged with the acquisition of the patent rights and, accordingly, was extinguished. The obligation to pay the above-described annual royalties to Moonlighting, however, did not so merge and will continue in effect during the term of the exclusive license obtained from Moonlighting.

Royalties that have been paid to Moonlighting are as follows:

Date	Amount	Balance Paid

03-31-99	$5,780.00	$5,780.00
05-05-99	$39,685.80	$45,465.80
08-28-01	$10,322.62	$55,788.42
11-05-03	$5,391.78	$61,180.20
06-11-04	$4,966.81	$66,147.01
07-16-04	$7,339.20	$73,486.21
09-30-05	$27,291.16	$100,777.39
12-31-05	$20,677.80(1)	$121,455.19

(1) Paid in April 2006

As for royalties that were owed to BioGenesis before the extinguishment of further obligations to pay royalties to it, BioGenesis owed us $49,500 due to an overpayment of this amount by us to BioGenesis in 2001. Subsequent credits on this overpayment of royalties have reduced this advance payment of royalties to $10,531 and are as follows:

Item	Credit to the Advance Royalty	Cash Payment

2004-05 can sales	$32,943	$32,943
2001-05 bulk sales	6,026	6,026
Total	$38,969	$38,969
Less cash advance in 1999		(49,500)
Balance due 12-31-05		$(10,531)

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Summit’s Common Stock presently trades on the OTC Bulletin Board, having been added to the OTC Bulletin Board on April 5, 1999. The high and low bid and asked prices, as reported by the OTC Bulletin Board, are as follows for 2003, 2004, 2005 and the first and second quarters of 2006. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
2003:
	1st Qtr.	0.27	0.20
	2nd Qtr.	0.35	0.18
	3rd Qtr.	0.26	0.16
	4th Qtr.	0.25	0.14

2004:
	1st Qtr.	0.25	0.145
	2nd Qtr.	0.72	0.25
	3rd Qtr.	0.59	0.37
	4th Qtr.	0.41	0.24

2005:
	1st Qtr.	0.32	0.18
	2nd Qtr.	0.46	0.17
	3rd Qtr.	1.10	0.35
	4th Qtr.	0.94	0.84

2006:
	1st Qtr.	1.24	0.72
	2nd Qtr.	0.90	0.54

Holders. Based on information provided by our transfer agent, we had 636 shareholders of record of our common stock on August 14, 2006.

Dividends. We have declared no dividends on our Common Stock. There are no restrictions that would or are likely to limit the ability of the company to pay dividends on its Common Stock, but we have no plans to pay dividends in the foreseeable future and intends to use earnings for the expansion of its business.

PENNY STOCK REGULATIONS

There is no way to predict a price range within which the company’s common stock will trade. We expect trading to commence on the OTC Bulletin Board at a price less than $5 a share. Accordingly, the company’s common stock, initially at least, would be subject to the rules governing “penny stocks.”

A “penny stock” is any stock that:

•	sells for less than $5 a share.

•	is not listed on an exchange or authorized for quotation on The Nasdaq Stock Market, and

•	is not a stock of a “substantial issuer.” The company is not now a “substantial issuer” and cannot become one until it has net tangible assets of at least $5 million, which it does not now have.

There are statutes and regulations of the Securities and Exchange Commission (the “Commission”) that impose a strict regimen on brokers that recommend penny stocks.

The Penny Stock Suitability Rule

Before a broker-dealer can recommend and sell a penny stock to a new customer who is not an institutional accredited investor, the broker-dealer must obtain from the customer information concerning the person’s financial situation, investment experience and investment objectives. Then, the broker-dealer must “reasonably determine” (1) that transactions in penny stocks are suitable for the person and (2) that the person, or his advisor, is capable of evaluating the risks in penny stocks.

After making this determination, the broker-dealer must furnish the customer with a written statement setting forth the basis for this suitability determination. The customer must sign and date a copy of the written statement and return it to the broker-dealer.

Finally the broker-dealer must also obtain from the customer a written agreement to purchase the penny stock, identifying the stock and the number of shares to be purchased.

The above exercise delays a proposed transaction. It causes many broker-dealer firms to adopt a policy of not allowing their representatives to recommend penny stocks to their customers.

The Penny Stock Suitability Rule, described above, and the Penny Stock Disclosure Rule, described below, do not apply to the following:

•	transactions not recommended by the broker-dealer,

•	sales to institutional accredited investors,

•
sales to “established customers” of the broker-dealer - persons who either have had an account with the broker-dealer for at least a year or who have effected three purchases of penny stocks with the broker-dealer on three different days involving three different issuers, and

•	transactions in penny stocks by broker-dealers whose income from penny stock activities does not exceed five percent of their total income during certain defined periods.

The Penny Stock Disclosure Rule

Another Commission rule - the Penny Stock Disclosure Rule - requires a broker-dealer, who recommends the sale of a penny stock to a customer in a transaction not exempt from the suitability rule described above, to furnish the customer with a “risk disclosure document.” This document includes a description of the penny stock market and how it functions, its inadequacies and shortcomings, and the risks associated with investments in the penny stock market. The broker-dealer must also disclose the stock’s bid and ask price information and the dealer’s and salesperson’s compensation related to the proposed transaction. Finally, the customer must be furnished with a monthly statement including prescribed information relating to market and price information concerning the penny stocks held in the customer’s account.

Effects of the Rule

The above penny stock regulatory scheme is a response by the Congress and the Commission to known abuses in the telemarketing of low-priced securities by “boiler shop” operators. The scheme imposes market impediments on the sale and trading of penny stocks. It has a limiting effect on a stockholder’s ability to resell a penny stock.

The company’s shares likely will trade below $5 a share on the OTC Bulletin Board and be, for some time at least, shares of a “penny stock” subject to the trading market impediments described above.

EXECUTIVE COMPENSATION

Executive Compensation.

The following sets forth the remuneration received in the last three fiscal years by Keith Parker (CEO), the president of Summit, in all capacities. No other officer or employee has received total remuneration of $100,000 or more in any of such years.

			Long Term Compensation
			Awards			Payouts
Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Award	Securities Underlying Options/SARS(#)	LTIP Payouts	All Other Compensation

2005:
CEO	$90,000	—		60,187	0/0	0	$21,368(1)

2004:
CEO	$90,000	0		32,625	0/0	0	$11,932(2)

2003:
CEO	$90,000	0		13,230	0/0	0	$12,006(3)

(1)  Health insurance premiums - $12,368, and automobile allowance - $9,000.
(2)  Health insurance premiums - $5,932, and automobile allowance - $6,000.
(3)  Health insurance premiums - $6,006, and automobile allowance - $6,000.

Employment Contracts.

We have no employment agreements.

Stock Options.

We have two stock option plans, one a 1998 plan with 500,000 options and the other a 2004 plan with 1,000,000 options, the major provisions of which Plans are as follows:

Options granted under the plans may be "employee incentive stock options" as defined under Section 422 of the Internal Revenue Code or non-qualified stock options, as determined by the option committee of the board of directors at the time of grant of an option. The plans enable the option committee of the board of directors to grant up to two million stock options to employees and consultants from time to time. The following tables disclose the stock options that were granted to our executive officers during the last fiscal year, the number of options that were exercised the last fiscal year and the value of unexercised options retained by such executive officers at year end 2004.

Option/SAR Grants in Last Fiscal Year
Individual Grants
Name of Executive Officer	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price	Expiration Date
Keith Parker, CEO	0	0
Paula Parker, VP	0	0
Chris Dellinges, CFO	60,000	100%	$0.42	9/2015

Aggregate Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
Name of Executive Officer	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the- Money Options/SARs at FY- End ($) Exercisable/Unexercisable
Keith Parker, CEO	0	$0	0/0	0
Paula Parker, VP	0	$0	0/0	0
Chris Dellinges, CFO	0	$0	180,000/0	$83,200/0

Compensation of Directors.

We have no standard arrangements pursuant to which directors are compensated for any services as directors, including compensation for committee participation or special assignments. However, during the last fiscal year the following directors were each granted stock options to purchase 60,000 shares of common stock at an exercise price of $0.42 and expiring in September 2015: Dean Haws, Jim Roach, Thomas Kenan, Mohsen Amiran, Dennis Stripling and Chris Dellinges. The options granted to Mr. Dellinges are the same options reported above under “Option/SAR Grants in Last Fiscal Year.” Director Don Jordan was granted an option to buy 20,000 shares of common stock at $0.42 a share.

FINANCIAL STATEMENTS

Page

Report of Independent Certified Public Accountants	F-1
Balance Sheet December 31, 2005	F-2
Statements of Operations Years Ended December 31, 2005 and 2004	F-3
Statements of Changes in Stockholders’ Equity for the Years Ended
December 31, 2005 and 2004	F-4
Statements of Cash Flows Years Ended December 31, 2005 and 2004	F-5
Notes to Financial Statements	F-6
Condensed Balance Sheets June 30, 2006 (Unaudited) and
December 31, 2005 (Audited)	F-19
Statements of Operations (Unaudited) Six Months Ended
June 30, 2006 and 2005	F-20
Statements of Cash Flows (Unaudited) Six Months Ended
June 30, 2006 and 2005	F-21
Notes to Financial Statements (Unaudited)	F-22

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Summitt Environmental Corporation, Inc.
Longview, Texas

We have audited the accompanying balance sheet of Summitt Environmental Corporation, Inc. as of December 31, 2005, and the related statements of operations, of changes in stockholders' equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summitt Environmental Corporation, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has suffered recurring losses from operations. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PHILIP VOGEL & CO. PC

/s/ Philip Vogel & Co. PC

Certified Public Accountants

Dallas, Texas

April 12, 2006

SUMMIT ENVIRONMENTAL CORPORATION, INC.
BALANCE SHEET
DECEMBER 31, 2005

2005
Assets
Current Assets
Cash and Cash Equivalents	$316,798
Accounts Receivable, less allowance for doubtful
accounts of $169,317	356,429
Inventory	1,056,890
Restricted cash	50,000
Prepaid Expenses	117,932
Total Current Assets	1,898,049

Property and Equipment at Cost
Property and Equipment	359,962
Leasehold Improvements	-
Accumulated Depreciation and Amortization	(59,150)
Net Property and Equipment	300,812

Other Assets
Prepaid Royalties	460,354
Deposits	2,180
Patents - net of accumulated amortization
of $1,128,133	1,246,867
Licenses - net of accumulated amortization
of $63,120	262,600
Total Other Assets	1,972,001

Total Assets	$4,170,862

Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable	$270,478
Notes Payable	630,047
Accrued Liabilities	85,046
Total Current Liabilities	985,571

Commitments and contingencies (Notes 6, 10 and 11)

Stockholders' Equity
Preferred stock, par value $.001; 10,000,000
shares authorized, no shares issued
Common stock, par value $.001; 40,000,000
shares authorized, 25,695,853 shares issued	25,697
Additional Paid in Capital	11,490,200
Accumulated Deficit	(8,305,606)
Treasury Stock - 10,000 shares	(25,000)
Total Stockholders' Equity	3,185,291

Total Liabilities and Stockholders' Equity	$4,170,862

The accompanying notes are an integral part of these financial statements.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

Sales	$1,793,502	$237,952
Returns and Allowances	-	(47,250)
Net Sales	1,793,502	190,702

Cost of Sales
Cost of sales	1,064,677	173,522

Gross Profit	728,825	17,180

Operating Expenses
Selling, general, and administrative expenses	1,588,098	976,004
Amortization	180,013	170,013
Depreciation	14,454	12,538
Total operating expense	1,782,565	1,158,555

Net Earnings (Loss) from Operations	(1,053,740)	(1,141,375)

Other Income (Expense)
Interest income	5,587	4,176
Interest expense	(40,654)	(1,636)
Royalty income	1,599	2,052
Gain/Loss on Sale of Asset	(4,168)	-
Miscellaneous	2,433	-
Total other income (expense)	(35,203)	4,592

Net Loss	$(1,088,943)	$(1,136,783)

Net Earnings (Loss) per Share	$(0.05)	$(0.05)

Weighted Average Shares	23,945,019	20,772,163

The accompanying notes are an integral part of these financial statements.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional
	Shares	Amount	Paid-In Capital	Subscription to Capital	Accumulated Deficit	Treasury Stock	Total

Balances December 31, 2003	16,899,194	$16,900	$8,329,609	$300,800	$(6,079,880)	$(25,000)	$2,542,429

Sale of stock	3,346,250	3,346	965,904	(207,000)	-	-	762,250
Stock issued for services	271,900	272	109,108	-	-	-	109,380
Stock issued for warrants exercised	2,602,000	2,602	645,698	(93,800)	-	-	554,500
Stock issued for options exercised	100,000	100	38,125	-	-	-	38,225
Exercise of options for 94,292 shares of stock
($.20 per share) - shares not issued as of
December 31, 2004	-	-	55,939	-	-	-	55,939

Net loss	-	-	-	-	(1,136,783)	-	(1,136,783)

Balances December 31, 2004	23,219,344	$23,220	$10,144,383	$-	$(7,216,663)	$(25,000)	$2,925,940

Sale of stock	964,000	964	384,636	-	-	-	385,600
Stock issued for services	360,686	361	296,261	-	-	-	296,622
Stock issued for license	240,000	240	149,760	-	-	-	150,000
Stock issued for warrants exercised	556,435	556	175,444	-	-	-	176,000
Stock issued for options exercised	12,500	13	1,988	-	-	-	2,001
Exercise of options issued for services	342,888	343	147,078	-	-	-	147,421

Sale of stock - shares not issued as of
December 31, 2005	-	-	14,400	-	-	-	14,400
Exercise of warrants for 352,500 shares of
stock ($.50 per share) - shares not
issued as of December 31, 2005	-	-	176,250	-	-	-	176,250
	270,478
Net Loss	-	-	-	-	(1,088,943)	-	(1,088,943)

Balance, December 31, 2005	$25,966,331	$25,697	$11,490,200	$-	$(8,305,606)	$(25,000)	$3,185,291

The accompanying notes are an integral part of these financial statements.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

Cash Flows from Operating Activities
Net loss	$(1,088,943)	$(1,136,783)
Adjustments to reconcile net earnings (loss) to cash
used in operating activities
Amortization	180,013	170,013
Bad debt expense	(3,361)	6,357
Provision for inventory losses	-	8,026
Depreciation	14,454	12,538
Gain (loss) on sale of assets	4,168	-
Common stock and options issued for services	359,177	168,686
Change in assets and liabilities
Accounts receivable	(289,589)	(40,392)
Inventory	(704,782)	(150,440)
Prepaid expenses and deposits	69,218	(55,729)
Accounts payable	129,348	69,400
Accrued liabilities	47,001	5,457
Net cash used in operating activities	(1,283,296)	(942,867)

Cash Flows from Investing Activities
Acquisition of property and equipment	$(29,327)	$(22,518)
Acquisition of licenses/patents	-	(520)
Net cash used in investing activities	(29,327)	(23,038)

Cash Flows from Financing Activities
Loan proceeds	$762,950	$-
Loan principal repayments	(382,903)	(39,500)
Restricted cash	(50,000)	-
Proceeds from sale of stock	839,117	1,351,608
Net cash provided by financing activities	1,169,164	1,312,108

Net Increase (Decrease) in Cash	(143,459)	346,203

Cash - Beginning of Period	460,257	114,054

Cash - End of Period	$316,798	$460,257

Supplemental cash flow information
Issuance of common stock for licenses	$150,000	$-
Cash paid for interest	$40,654	$1,636
Purchase of property and equipment with note payable	$250,000	$-

The accompanying notes are an integral part of these financial statements.

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Summit Environmental Corporation, Inc. (the “Company”) was organized in accordance with the Business Corporation Act of the State of Texas on February 2, 1998, for the purpose of merging (the “Merger”) with Summit Technologies, Inc., a Texas corporation. The Company continued to exist as the surviving corporation under its present name pursuant to the provisions of the Texas Business Corporation Act. The Merger was effected on December 2, 1998 as a tax-free reorganization accounted for as a pooling of interests.

The Company markets fire suppression materials, environmentally safe cleaning chemicals and natural, botanical cosmetic products. The products are proprietary or are under exclusive license. Marketing efforts include “infomercials” and other television and radio promotion, videotapes, and personal demonstrations. Products are marketed domestically and internationally.

During 2001, the Company began sales of a color cosmetic line to compliment the already developed skin care cosmetic line, Pannache. This product line is environmentally friendly and made with premium botanical and natural essential oils and vitamins.

During fiscal year 2004, management determined that the Company was no longer in the development stage as its planned principal operations had commenced and significant revenues were being derived there from. Until December 31, 2003, the Company reported the results of its operations and its cash flows as a development stage company.

Certain reclassifications of amounts originally reported for 2004 have been made in order to improve the presentation and comparability of the financial statements. Shipping, handling and royalty costs amounting to $63,306 have been reclassified from selling, general and administrative expenses to cost of sales. This change has no effect on previously reported earnings.

Revenue Recognition

The Company follows the provisions of SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition" which was issued in December 2003, and recognizes revenues when its products are shipped to customers (terms are FOB shipping point), at which time evidence of a completed transaction and customer acceptance exists and when title passes. Appropriate provisions for estimated returns of product and other allowances have been made in the accompanying financial statements. SAB No. 104 codified, revised and rescinded certain sections of Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", in order to make this interpretive guidance consistent with current authoritative accounting guidance and SEC rules and regulations.

Revenues earned under royalty agreements are recognized when the respective products are sold and the royalty amounts attributable to the Company have been determined.

The Company provides a reserve for sales returns and allowances in the same period as the related revenues are recognized, based on individual circumstances and historical experience. At December 31, 2005, no reserve was considered necessary.

The amount of sales by product segment, for the years ended December 31, 2005 and 2004, were as follows:

Product	2005	2004

Fire Suppressants	$1,331,314	$177,642
Ultimate Clean® Chemicals	2,661	4,823
Cosmetics	10,787	6,755
Remediation Chemicals	448,318	0
Energy Drinks(1)	422	1,482
Total revenue	$1,793,502	$190,702

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

Cash and cash equivalents

The Company maintains cash balances at a financial institution located in Longview, Texas, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash restricted as collateral or for other purposes is reported separately from cash and cash equivalents.

Accounts Receivable

The Company records accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and charged to the provision for doubtful accounts. The Company calculates this allowance based on historical write-offs, level of past due accounts and relationships with and economic status of the customers.

Inventories

Inventories, which consists of raw materials and products held for resale, are recorded at the lower of cost or market, with cost being determined by the first-in, first-out method. At December 31, 2005, fire suppression inventory was $1,037,855, and Pannache inventory was $19,035.

The Company periodically reviews inventory to determine which products, if any, are no longer marketable. The Company establishes a reserve for obsolete inventory to reduce its cost to management’s estimate of its net realizable value based on forecasts of sales for ensuing years and other factors. At December 31, 2005, no reserve was considered necessary.

Intangible Assets

Patents and licenses are recorded at cost. Amortization is computed on the straight-line method over the identifiable lives of the patent and licenses. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, effective for periods beginning January 1, 2002, and thereafter. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. Specifically, the statement addresses how intangible assets that are acquired should be accounted for in financial statements upon their acquisition, as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The statement requires intangible assets to be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and that a loss shall be recognized if the carrying amount of an intangible exceeds its fair value. The Company tested its intangible assets for impairment as of December 31, 2004, because of its emergence from classification as a company in the development stage and its history of extensive losses and minimal revenues. It was determined at that time that no impairment existed based primarily on projected sales and the resulting discounted projected cash flow analyses. The Company has not tested its intangible assets for impairment subsequent to 2004 as there have been no events or changes in circumstances that would indicate that the intangible assets have been impaired, and sales of the related products have increased substantially.

Income Taxes

The Company provides for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recognized to limit recognition of deferred tax assets where appropriate. Such allowances may be reversed when circumstances provide evidence that the deferred tax assets will more likely than not be realized.

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

Property and Equipment

Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by the straight-line method. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

Major repairs or replacements of property and equipment are capitalized. Maintenance, repairs and minor replacements are charged to operations as incurred.

When units of property are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

The estimated service lives used in determining depreciation and amortization are:

Description	Estimated Service Life

Office furniture and equipment	5 - 7 years
Building and improvements	39 years
Leasehold improvements	4 years

Advertising and Marketing

Advertising and marketing costs are expensed as incurred, which totaled $217,281 and $141,701 for 2005 and 2004, respectively.

Shipping and handling costs

The Company has changed its policies and now includes shipping and handling costs in "Cost of Sales" rather than “Selling, general and administrative expenses” for purposes of income statement presentation. Shipping and handling costs were approximately $55,000 and $42,000, for the years ended December 31, 2005 and 2004, respectively.

Research and development costs

The costs associated with research and development activities are expensed as incurred. Total research and development costs were approximately $10,000 and $12,000, for the years ended December 31, 2005 and 2004, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include accruals for services, establishing an allowance for doubtful accounts receivable and the valuation allowance for deferred income taxes, determining the depreciable lives and usage of property and equipment and intangible assets, and assessing the potential impairment of intangible and other assets. Actual results could differ from those estimates and the impact of those differences on gross profit and results of operations could be material.

Per Share Information

The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 requires the presentation of basic earnings (loss) per share (EPS) and diluted EPS. Basic EPS is calculated by dividing net income or loss (available to common stockholders) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, warrants, convertible preferred stock and convertible debentures, were exercised or converted into common stock. Potential dilutive securities (stock warrants, stock options) have not been considered since the Company reported a net loss and, accordingly, their effects would be antidilutive.

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

Financial Instruments

The Company’s financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, accounts payable and notes payable. The carrying amounts approximate fair value because of the short-term nature of these items.

Stock based compensation

Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations require that compensation expense be recorded on the date of the grant of stock options and warrants only if the current market price of the underlying stock exceeded the exercise price. Alternatively, Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, permits entities to recognize, as expense over the vesting period, the fair value of all stock-based awards on the date of grant. SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide proforma net income and proforma earnings per share disclosures for employee stock option grants made in 1996 and future years as if the fair-valued-based method defined in SFAS No. 123 had been applied. However, under the provisions of SFAS 123, stock options and warrants granted to service providers are required to be recorded as expense over the service period at the fair value of the service received or the fair value of the instrument, whichever is more identifiable. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the proforma disclosure provisions of SFAS No. 123 for stock options granted to employees.

In addition, the Company has adopted the provisions of Financial Accounting Standards Board Interpretation (FIN) 44, Accounting for Certain Transactions Involving Stock Compensation, which became effective July 1, 2000. FIN 44 clarifies the application of APB 25 for certain issues. Among other issues, this interpretation clarifies the definition of an employee for purposes of applying APB 25, the criteria for qualification of a plan as compensatory, the consequences of modifications to the terms of a plan, and the treatment of stock compensation issued to service providers who are not employees. Certain modifications made to existing grants of options and warrants require a remeasurement of their fair value and potential expense to be recognized by the Company.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions were effective for years ending after December 15, 2002. The interim disclosure provisions were effective financial reports containing financial statements for interim periods beginning after December 15, 2002. The transition rules of this standard are not applicable since the Company continues to account for stock-based compensation under the guidance of APB Opinion 25. The other requirements of this standard have been adopted by the Company for periods beginning January 1, 2003. Full disclosures required by this statement are in Note 9.

The Company recognizes and measures compensation costs related to the Employee Plan utilizing the intrinsic value based method. Accordingly, no compensation cost has been recorded. Had compensation expense been determined on the fair value of awards granted, net loss and loss per share would have been as follows:

	2005		2004
	As Reported	Pro forma	As Reported	Pro forma
Stock-based employee compensation
cost	$296,622	$455,365	$81,525	$158,496
Net loss	$(1,088,943)	$(1,247,686)	$(1,136,783)	$(1,213,754)
Loss per share	$(.05)	$(.05)	$(.05)	$(.06)

The fair value of all options and warrants are estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions, respectively: risk free interest rate of 4.02% and 4.22% for 2005 and 2004, expected life of 1 - 10 years; expected volatility of 156% and 208% for 2005 and 2004; dividend yield of 0%; and an exercise price of $0.42 and $0.16 for 2005 and 2004. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, which may be received by the holders.

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4." This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that "…under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current-period charges…" This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB No. 25, "Accounting for Stock Issued to Employees." This Statement will require the Company to recognize compensation costs related to stock-based payment transactions (i.e. granting of stock options and warrants) in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides services in exchange for the award. This new standard will be effective for awards that are granted, modified or settled in cash in interim and annual financial periods beginning after December 15, 2005. Management has not yet determined what impact this statement will have on the Company's future financial position or results of operations.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, "Exchanges of Non-monetary Assets an amendment of APB No. 29." This Statement amends APB Opinion No. 29, "Accounting for Non-monetary Transactions" to clarify the accounting for non-monetary exchanges of similar productive assets and replaces it with a general exception from fair value accounting for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the Company are expected to change significantly as a result of the exchange. This Statement will be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe adoption of this Statement will have a material impact on the Company's financial position or results of operations.

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3." This Statement changes the requirements for the accounting for and reporting of a change in accounting principle, including voluntary changes. Rather than reporting voluntary changes in accounting principles in net income of the current period, this Statement requires retrospective application to prior periods unless it is impracticable to do so. This Statement also requires that a change in depreciation and amortization be accounted for as a change in accounting estimate effected by a change in accounting principle. This Statement will be effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. Management does not believe adoption of this Statement will have a material impact on the Company's financial position or results of operations.

1.         ACCOUNTS RECEIVABLE

As of December 31, 2005, the Company has financed, with recourse, certain accounts receivable. The related credit facilities are subject to recourse in that the Company is obligated to pay amounts due to the participating financial institution in the event the customer fails to pay. The outstanding balance on such receivables at December 31, 2005, was $181,177. Fees associated with these transactions are recorded as interest expense in the statement of operations. The agreement allows the Company to finance an aggregate amount of $1,000,000.

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

2.             INVENTORY

Inventory is made up of the following as of December 31, 2005:

Finished goods	$918,392
Raw materials	138,498
$1,056,890

3.             PATENT

On November 2, 1998, the Company purchased via issuance of common stock and a note payable, patent rights and intellectual property to various fire suppression products for a purchase price of $2,375,000. This purchase required cash payments of $150,000 and 1,625,000 shares of common stock of the Company to be issued and delivered to BioGenesis Enterprises, Inc. On January 14, 1999, 750,000 shares were issued as a down payment for the patent rights. On February, 2, 1999, $150,000 in cash was paid, and in December, 1999, we issued 875,000 shares in full satisfaction of any further amounts due. The estimated aggregate amortization expense of patent rights for each of the five succeeding years is $158,333 per year. Amortization expense was $158,333 for the years ended December 31, 2005 and 2004.

4.	LICENSES

Prior to 2005, licenses for exclusive marketing rights to various products have been acquired for fees totaling $175,200 from related parties. The prices paid were demanded by the seller. The Company is the manufacturer/supplier of the products.

During 2005, the Company purchased a license for exclusive marketing and development rights to certain proprietary trade secret chemical formulations. The license was acquired for 240,000 shares of common stock and was valued at $150,000 based on the stock price at that time.

The licenses owned by the Company do not have finite lives and will expire only upon the event the related products are no longer sold by the Company. Management has estimated useful lives for each of the licenses based upon its expectations of the viability of the specific products and is recording amortization of those licenses over those periods. The estimated aggregate amortization expense of licenses for each of the five succeeding years is expected to be $21,680 per year. The weighted-average amortization period for licenses is 15 years. Amortization expense was $21,680 and $11,680 for the years ended December 31, 2005 and 2004, respectively.

5.             ACCRUED EXPENSES

Accrued expenses are made up of the following as of December 31, 2005:

Commissions	$14,664
Salaries	4,642
Taxes	25,662
Royalties	34,208
Interest	5,870
$85,046

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

6.	NOTES PAYABLE

As of December 31, 2005, notes payable consisted of the following:

Note payable, Pacific Business Capital Corporation, due
in monthly installments of $8,500, including interest at
36%, maturing January 2006. Secured by building. The
maturity of this note was extended to June 7, 2006, on
March 28, 2006. All other terms and conditions remain
the same.	$247,970

Note payable, Austin Bank, interest is payable monthly at
8.5%, with a balloon payment due June 2006. Secured by
a $50,000 certificate of deposit at Austin Bank and the
personal guaranty of a stockholder.	200,900

Note payable, Pacific Business Capital Corporation, due
on demand. Interest is computed based on the accounts
receivable purchase discount rate of 1.5% plus an additional
.1% per day for past-due accounts. Secured by the Company’s
accounts receivable, inventory, property and equipment and the
guaranty of one of its officers.	181,177

630,047
Less current maturities	630,047
Non-current maturities	$0

7.	INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the currently enacted tax rates. Deferred tax expense or benefit is the result of the changes in deferred tax assets and liabilities.

Deferred income taxes and liabilities arise principally from the temporary differences between financial statement and income tax recognition of depreciation and amortization, bad debts and net operating losses.

The deferred tax assets include the following components:

Deferred tax assets:
Current	$57,600
Noncurrent	2,789,300
Valuation allowance	(2,846,900)
Deferred tax assets, net	-

Deferred tax liabilities:
Current	-
Noncurrent	-
-
$-

The valuation allowance was established to reduce the deferred tax asset for the amounts that more likely than not will not be realized. This reduction is primarily necessary due to the uncertainty of the Company’s ability to utilize all of the net operating loss carryforwards. The valuation allowance increased $385,860 and $397,665 in 2005 and 2004, respectively. The Company has a net operating loss carryforward of approximately $8,194,000 of which $605,000 expires in 2018, $882,000 expires in 2019, $1,200,000 expires in 2020, $819,000 expires in 2021, $1,240,000 expires in 2022, $1,190,000 expires in 2023, $1,174,000 expires in 2024, and $1,084,000 expires in 2025.

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

8.        COMMITMENTS AND CONTINGENCIES

Leases

The Company is obligated under various operating leases for equipment, and office and warehouse space. Rent expense for all operating leases was approximately $65,404 and $47,432 for 2005 and 2004, respectively, which includes related party rent expense of $-0- and $2,452, respectively.

Gain Contingency

In November, 2002, the Company won a default judgment against Proformance Marketing, LLC (Proformance), a related party, for $204,189. This settlement was a result of the loss of the Company’s inventory that was in the possession of Proformance as well as for the collection of two delinquent receivables from Proformance. This inventory was expensed by the Company in 2002 and the corresponding receivables due from Proformance have been allowed for as of December 31, 2005. This default judgment balance due of $204,189 is not reflected in the Company’s balance sheet as there is doubt as to the collectibility of this balance. As a result, any funds received from Proformance will be recorded as income, net of collection costs, as received.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. These lawsuits are in various stages and a determination as to the outcome of these lawsuits and their effect on the financial statements is not determinable. The Company intends to vigorously defend its positions in regards to these lawsuits. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s results of operations and cash flows.

9.        COMMON STOCK

Lady Burd® stock rescission

During 2002, the Company issued 500,000 shares of stock at $0.45 per share with the intention to purchase the rights to patents from Lady Burd®. Also included in this exchange were a non-refundable deposit of $25,000 in late 2001 and a payment of $25,000 in early 2002. As part of this transaction, the Company recorded a prepaid royalty asset of $200,000, a patent of $550,000 and an initial liability of $525,000 due to Lady Burd® ($50,000 was paid through December 31, 2002).

Late in 2002, the Company was made aware that Lady Burd® did not have the patents on the products that it represented to the Company. Also at this time, Lady Burd® notified the Company that it did not have an agreement with the Company and it has no obligation to complete this transaction.

Lady Burd commenced litigation against the Company in New York, and the Company commenced litigation against Lady Burd in Longview, Texas. The two suits are being settled with the Company obtaining ownership of the formula (not patented) for a purchase price of 500,000 shares of stock and $62,000 instead of 500,000 shares of stock and $350,000. Of the $62,000, $50,000 has been paid.

Private placement

During the third quarter of 2005, 772,500 shares of common stock were sold in a private placement at $.40 per share. During the fourth quarter of 2005, 227,500 shares of common stock were sold in a private placement at $.40 per share. As noted below, warrants to acquire additional shares were issued along with the shares under the private placements.

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

During the first quarter of 2004, 640,000 shares of common stock were sold in a private placement at $.20 per share. During the second quarter of 2004, 681,250 shares of common stock were sold in a private placement at $.20 per share, and 1,000,000 shares of common stock were sold at $.50 per share in a private placement. As noted below, warrants to acquire additional shares were issued along with the shares under the private placements.

Warrants

During 2003 and 2004, the Company issued warrants to acquire 2,256,500 and 1,354,000 shares of common stock, respectively, for a price of $.25 per share through an extended date of October 2004, in connection with private placement offerings. During 2004, 2,097,000 of these warrants were exercised and 1,333,500 expired. During 2005 the Company reinstated the 1,333,500 expired warrants at an exercise price of $.50 per share expiring in December 2006. In addition, during 2005, the Company issued additional warrants to one of the warrant holders to acquire 5,000 shares of common stock for $.50 per share through August 2006. During 2005, 95,000 of these warrants were exercised. As of December 31, 2005, 1,423,500 of these warrants were still outstanding. The business purpose for reinstating the warrants was to encourage additional investment in the Company. There is no additional expense related to the reinstatement as the warrants were issued in connection with private placement offerings.

During 2004, the Company issued warrants to acquire 1,321,250 shares of common stock for $0.50 per share through January 30, 2005, in connection with private placement offerings. 460,000 of these warrants were exercised during 2004. During 2005, the expiration date of these warrants was extended to December 31, 2006. The business purpose for extending the expiration date of the warrants was to make it more likely they would be exercised, as the warrants were not “in the money” at the time of the extension. There is no additional expense related to the extension of the expiration date as the warrants were issued in connection with private placement offerings. During 2005, the exercise price was temporarily reduced to $.35 per share, at which price 367,143 of these warrants were exercised. The exercise price was then readjusted to $.50 per share, at which price 150,000 shares were exercised. As of December 31, 2005, 344,107 of these warrants were still outstanding.

During 2004, the Company issued warrants to acquire 1,000,000 shares of common stock for $1.00 per share through May 7, 2005, in connection with private placement offerings. During 2005, the expiration date of these warrants was extended to December 31, 2006 and the exercise price was reduced to $.50 per share. The business purpose for extending the warrants and reducing the exercise price was to make it more likely they would be exercised, as the warrants were not “in the money” at the time of the extension. There is no additional expense related to the extension of the expiration date as the warrants were issued in connection with private placement offerings. During 2005, none of these warrants were exercised. As of December 31, 2005, all of these warrants were still outstanding.

During 2005, the Company issued warrants to acquire 1,000,000 shares of common stock for $.50 per share through December 31, 2005, in connection with private placement offerings. During 2005, the expiration date of these warrants was extended to January 18, 2006. The business purpose for extending the warrants was to make it more likely they would be exercised, as the warrants were not “in the money” at the time of the extension. There is not additional expense related to the extension of the expiration date as the warrants were issued in connection with private placement offerings. During 2005, 202,500 of these warrants were exercised. As of December 31, 2005, 797,500 of these warrants were still outstanding.

Common Stock Options

1998 Plan

During 1998 the directors and stockholders approved the 1998 Stock Option Plan (the “Plan”) of the Company whereby, at the discretion of the directors or of a Stock Option Committee appointed by the board of directors, invited employees of the Company or directors of the Company or consultants to the Company to have the option of subscribing to common shares of the Company based on a price determined by the directors or Stock Option Committee. The number of shares subject to the Plan is 500,000. As of December 31, 2005, 385,000 of these options are exercisable; all with an exercise price of $.30 per share. The weighted-average remaining contractual life of the outstanding options under this Plan at December 31, 2005, was 5.5 years.

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

The following schedule summarizes the changes in the Plan for the two years ended December 31, 2005:

		Option Price
		Weighted
	Number of	Average	Total Option
	Shares	Per Share	Price
Outstanding at December 31, 2003	395,000	$0.30	$118,500
(395,000 exercisable)

For the year ended December 31, 2004:
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-

Outstanding at December 31, 2004	395,000	$0.30	$118,500
(395,000 exercisable)

For the year ended December 31, 2005:
Granted	-	-	-
Exercised	(10,000)	(0.30)	(3,000)
Expired	-	-	-

Outstanding at December 31, 2005	385,000	$0.30	$115,500

During 2002, the Company reduced the exercise price for all stock options from $1.00 per share to $0.30 per share.

2004 Plan

During 2004, the board of directors approved the 2004 Stock Option Plan (the “Plan”) of the Company whereby, at the discretion of the directors or of a Stock Option Committee appointed by the board of directors, invited employees of the Company or directors of the Company or consultants to the Company to have the option of subscribing to common shares of the Company based on a price determined by the directors or Stock Option Committee. The number of shares subject to the Plan is 1,000,000. As of December 31, 2005, 780,000 of these options are exercisable; with exercise prices ranging from $.16 to $.42 per share. The weighted-average remaining contractual life of the outstanding options under this Plan at December 31, 2005, was 8.9 years. The weighted-average grant-date fair value of options issued under this Plan during 2005 and 2004 was $.42 and $.16, respectively.

The following schedule summarizes the changes in the Plan for the two years ended December 31, 2005:

		Option Price
	Number of		Total Option
	Shares	Per Share	Price

For the year ended December 31, 2004:
Granted	482,500	$0.16	$77,200
Exercised	-	-	-
Expired	-	-	-
Outstanding at December 31, 2004	482,500	$0.16	$77,200
(482,500 exercisable)

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2005:
Granted	380,000	0.42	159,600
Exercised	(82,500)	(0.16)	(13,200)
Expired	-	-	-

Outstanding at December 31, 2005	780,000	$0.29	$223,600

Outside of Plan

During 2001, the Company issued options outside the Plan to purchase 250,000 shares of common stock at $0.50 to a strategic alliance partner. During 2004, the Company reduced the exercise price to $0.40 and extended the expiration of these options to June 30, 2005. During January 2005, the expiration date of these options was extended to February 12, 2006. During 2005, 50,000 of these stock options were exercised. As of December 31, 2005, 200,000 of these stock options are exercisable. According to SFAS 123, Accounting for Stock-Based Compensation, additional expense is to be recognized if the modification of the terms causes the new award to be more valuable than the original award. The Company determined that no additional expense is to be recognized as the value of the new awards is less than the value of the original award.

During 2004, the Company issued options to purchase 188,584 shares of common stock at $0.20 per share to a consultant offering investment and marketing advice. During 2004, 94,292 of these options were exercised, with the remainder being exercised during 2005. During 2005, the Company issued additional options to this consultant to purchase 237,192 shares of common stock at $.28 per share. As of December 31, 2005, 59,297 of these options were exercisable. The remaining 59,297 options will be exercisable as of March 9, 2006. These stock options expire as follows: 59,298 options expire June 9, 2010; 59,298 options expire September 9, 2010; 59,298 options expire December 9, 2010; 59,298 options expire March 9, 2011. As of December 31, 2005, 118,598 of these options had been exercised. For the year ended December 31, 2005 and 2004, $62,555 and $30,901 has been recognized in expense in connection with services provided under this option contract, respectively.

Common Stock Issued for Services Rendered

During 2005, the Company issued 259,882 shares of stock ranging from $0.20 to $1.36 per share to officers and employees of the Company for services rendered. During 2004, the Company issued 210,000 shares of stock ranging from $0.16 to $0.74 per share to officers of the Company for services rendered.

During 2005, the Company issued 100,804 shares of stock ranging from $0.40 to $1.30 per share, for services rendered by outside parties. During 2004, the Company issued 61,900 shares at $0.45 per share, for services rendered by outside parties.

10.      RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and related parties:

The Company and another business with common shareholders share office space and the related expenses.

Accounts receivables from related parties totaled $99,469 all of which was reserved for at December 31, 2005. The related parties, the amounts owed by each to the Company, and the nature of the transactions giving rise to the accounts receivable are as follows:

Summit Environmental Europe - $7,383 -	the Company’s former marketing representative in Europe received fire suppressant product but never paid for it.

Proformance Marketing - $31,517 -	this former marketing representative received fire suppressant product but never paid for it.

FlameOut International - $60,569 -	this former marketing representative received fire suppressant product but never paid for it.

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

Notes receivable from a related party totaled $20,496, all of which was reserved for at December 31, 2005.

The Company has a royalty payable to a related party with a balance of $19,651 as of December 31, 2005. This balance is included in accounts payable on the balance sheet.

The Company acquired a patent from BioGenesis Enterprises, Inc. (BioGenesis) on November 2, 1998 (see Note 2), pursuant to which advanced royalty fees totaling $500,000 were paid. The purchase agreement requires the Company to pay BioGenesis a periodic royalty of $.50 per 16-oz. can and an equivalent (approximately 7%) on all other product categories using the fire suppressant technology. During 2004, BioGenesis reduced the periodic royalty to $.40 per 16-oz can. One-half of all periodic royalty fees due to BioGenesis will be credited against the advance royalty fee (until fully recovered) and one-half will be paid to BioGenesis in cash on the 30th of each month based upon invoiced sales through the close of the preceding month. The Company has prepaid royalties to BioGenesis totaling $460,354 as of December 31, 2005. Included in accrued expenses is $34,208 due to BioGenesis at December 31, 2005, for royalties due. Included in accounts payable is $4,356 due to BioGenesis at December 31, 2005, for goods received. We credited against the advance royalties $29,737 in 2005 and $4,471 in 2004. The product certification process that the Company was subjected to took 5-1/2 years to complete before it was allowed to begin test marketing, which first occurred in 2004.

During 1998, the Company purchased a license for various products from an entity with common shareholders and management members of the Company, and paid $60,000 for such license.

During 2003, the Company purchased a license for various products from an entity with common shareholders and management members of the Company, and issued 360,000 shares of common stock at $.32 per share and 180,000 warrants at $1.00 per share for such license.

During 2005, the Company purchased a license for various products from an entity with common shareholders of the Company, and issued 240,000 shares of common stock at $.625 per share for such license.

11.       CONCENTRATIONS

Approximately 70% of sales were made to three customers in 2005 and 68% of sales were made to two customers in 2004, respectively. Accounts receivable from the customers was $255,193 and $16,589 in 2005 and 2004, respectively.

12.       FINANCIAL RESULTS AND LIQUIDITY

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has incurred net losses of $1,088,943 and $1,136,783 for the years ended December 31, 2005 and 2004, respectively, and has incurred losses of $8,305,606 since inception. The Company also has negative cash flows from operations of $1,283,296 and $942,867 for the years ended December 31, 2005 and 2004, respectively, and has used cash in operations of $7,491,371 since inception. These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Despite its negative cash flow, the Company has been able to secure financing to support its operations to date. Going forward, additional cash will be needed to implement the proposed business plan and to fund losses until the Company becomes profitable. Where there is no assurance that funding will be available to execute the plan, the Company is continuing to seek financing to support its turnaround efforts and is exploring a number of alternatives in this regard. Management is exploring alternatives that include seeking strategic investors and implementing cost reduction programs. There can be no assurance that management’s efforts in this regard will be successful. The Company believes that the capital raised in fiscal 2005 and 2006 will be sufficient to support the Company’s liquidity requirements through December 31, 2006, depending on operating results. Management believes that, despite the financial hurdles and funding uncertainties going forward, it has under development, a business plan that if successfully funded and executed as part of the financial restructuring, can significantly improve operating results.

Summit Environmental Corporation, Inc.

NOTES TO FINANCIAL STATEMENTS

13.        SUBSEQUENT EVENTS

During January 2006, the board of directors approved the issuance of 500,000 shares of stock and 500,000 options in exchange for the acquisition of licenses for certain proprietary trade secret chemical formulations from a related party. The stock and option prices are to be set at market prices on the date of execution of the agreement. This license grants the Company exclusive rights to use and implement various chemicals in the consumer market and non-exclusive rights to use certain non-patented but proprietary remediation technologies. The agreement requires the Company to purchase all the respective chemicals from the licensor and to pay a royalty of 3% on sales by the Company of consumer related products.

During March, 2006, 1,201,667 shares of common stock were sold in a private placement at $.60 per share. Warrants to acquire additional shares at $2.00 per share through March, 2007, were issued along with the shares.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
CONDENSED BALANCE SHEETS

	June 30, 2006 (Unaudited)	December 31, 2005 (Audited)
Assets
Current Assets
Cash and Cash Equivalents	$157,232	$316,798
Accounts Receivable, less allowance for doubtful
accounts of $169,317	209,653	356,429
Inventory	989,924	1,056,890
Restricted Cash	50,000	50,000
Prepaid Expenses	130,294	117,932
Total Current Assets	1,537,103	1,898,049

Property and Equipment at Cost
Property and Equipment	369,107	359,962
Accumulated Depreciation and Amortization	(66,377)	(59,150)
Net Property and Equipment	302,730	300,812

Other Assets
Prepaid Royalties	453,103	460,354
Deposits	2,118	2,180
Patents -net of accumulated amortization
of $1,207,299 and $1,128,133	1,167,701	1,246,867
Licenses-net of accumulated amortization
of $73,978 and $63,120	251,742	262,600
Total Other Assets	1,874,664	1,972,001
Total Assets	$3,714,497	$4,170,862

Liabilities and Stockholders' Equity
Current Liabilities
Accounts Payable	$180,773	$270,478
Notes Payable	472,993	630,047
Accrued Liabilities	75,651	85,046
Total Current Liabilities	729,417	985,571

Stockholders' Equity
Preferred stock, par value $.001; 10,000,000
shares authorized, no shares issued	$-	$-
Common stock, par value $.001; 40,000,000
shares authorized, 25,805,893 shares issued	25,807	25,697
Additional Paid in Capital	12,711,688	11,490,200
Accumulated Deficit	(9,727,415)	(8,305,606)
Treasury Stock - 10,000 shares	(25,000)	(25,000)
Total Stockholders' Equity	2,985,080	3,185,291
Total Liabilities and Stockholders' Equity	$3,714,497	$4,170,862

The accompanying notes are an integral part of this financial statement

SUMMIT ENVIRONMENTAL CORPORATION, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended
	June 30,
	2006	2005

Sales	$327,613	$355,356
Returns and Allowances	-	(306)
Net Sales	327,613	355,050

Cost of Sales
Cost of sales	159,184	196,745

Gross Profit	168,429	158,305

Operating Expenses
Selling, general, and administrative expenses	1,386,720	543,850
Amortization	90,024	83,087
Depreciation	7,227	5,744
Total operating expense	1,483,971	632,681

Net Earnings (Loss) from Operations	(1,315,542)	(474,376)

Other Income (Expense)
Interest income	4,534	2,120
Interest expense	(63,588)	(3,442)
Royalty income	1,475
Gain/Loss on Sale of Asset	-	-
Miscellaneous	(48,690)	(3,526)
Total other income (expense)	(106,269)	(4,848)

Net Loss	$(1,421,811)	$(479,224)

Net Earnings (Loss) per Share	$(0.06)	$(0.02)

Weighted Average Shares	25,748,137	23,170,870

SUMMIT ENVIRONMENTAL CORPORATION, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended
	June 30,
	2006	2005

Cash Flows from Operating Activities
Net loss	$(1,421,811)	$(479,224)
Adjustments to reconcile net earnings (loss) to cash
used in operating activities
Amortization	90,024	83,087
Bad debt expense
Provision for inventory losses
Cumulative effect of change in accounting principle	-	-
Depreciation	7,227	5,744
Gain (loss) on sale of assets	-	-
Recission of Lady Burd asset purchase agreement	-	-
Common stock and options issued for services	478,157	33,075
Change in assets and liabilities
Accounts receivable	146,776	(25,367)
Inventory	66,966	(216,320)
Prepaid expenses and deposits	(5,049)	17,009
Accounts payable	(89,705)	85,663
Accrued liabilities	(9,395)	4,891
Net cash used in operating activities	(736,810)	(491,442)

Cash Flows from Investing Activities
Acquisition of property and equipment	(9,143)	(1,227)
Organization costs	-	-
Acquisition of licenses/patents		-
Proceeds from sale of equipment	-	-
Net cash used in investing activities	(9,143)	(1,227)

Cash Flows from Financing Activities
Loan proceeds		150,000
Loan principal repayments	(157,054)	-
Loan principal repayments - related party	-	-
Proceeds from sale of stock	743,441	288,000
Net cash provided by financing activities	586,387	438,000

Net Increase (Decrease) in Cash	(159,566)	(54,669)

Cash - Beginning of Period	316,798	460,257

Cash - End of Period	$157,232	$405,588

The accompanying notes are an integral part of these financial statements.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited)

The balance sheet of Summit Environmental Corporation, Inc., the “company”, at December 31, 2005 has been taken from the company’s audited financial statements at that date. The balance sheet at June 30, 2006, the statement of operations for the three months and six months ended June 30, 2006, and the statement of cash flows for the six months ended June 30, 2006 have been prepared by the company without audit. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements contain such adjustments as management feels are necessary to present fairly, in all material aspects, the financial position and results of operation of the company. Operating results for the three and six months ended June 30, 2006 are not necessarily indicative of the results, which may be expected for the fiscal year ended December 31, 2006. The interim financial statements should be read in conjunction with the audited financial statements of the company for the year ended December 31, 2005.

1.	SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Summit Environmental Corporation, Inc. (the “company”) was organized in accordance with the Business Corporation Act of the State of Texas on February 2, 1998, for the purpose of merging (the “merger”) with Summit Technologies, Inc., a Texas corporation. The company continued to exist as the surviving corporation under its present name pursuant to the provisions of the Texas Business Corporation Act. The merger was effected on December 2, 1998 as a tax-free reorganization accounted for as a pooling of interests.

The company markets fire suppression materials, environmentally safe cleaning chemicals, and natural, botanical cosmetic products. The products are proprietary or are under exclusive license. Marketing efforts include “infomercials” and other television and radio promotion, videotapes, and personal demonstrations. Products are marketed domestically and internationally.

Revenue Recognition

The Company follows the provisions of SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition" which was issued in December 2003, and recognizes revenues when its products are shipped to customers (terms are FOB shipping point), at which time evidence of a completed transaction and customer acceptance exists and when title passes. Appropriate provisions for estimated returns of product and other allowances have been made in the accompanying financial statements. SAB No. 104 codified, revised and rescinded certain sections of Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", in

SUMMIT ENVIRONMENTAL CORPORATION, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited)

order to make this interpretive guidance consistent with current authoritative accounting guidance and SEC rules and regulations.

Revenues earned under royalty agreements are recognized when the respective products are sold and the royalty amounts attributable to the Company have been determined.

Revenues earned under consulting contracts are recognized when the services are completed and the amounts due to the Company have been determined.

The Company provides a reserve for sales returns and allowances in the same period as the related revenues are recognized, based on individual circumstances and historical experience.

Cash and cash equivalents

The company maintains cash balances at financial institutions located in Longview, Texas, which at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company records accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and charged to the provision for doubtful accounts. The Company calculates this allowance based on historical write-offs, level of past due accounts and relationships with and economic status of the customers.

As of December 31, 2005, the Company has financed, with recourse, certain accounts receivable. The related credit facilities are subject to recourse in that the Company is obligated to pay amounts due to the participating financial institution in the event the customer fails to pay. The outstanding balance on such receivables at June 30, 2006, was $44,755. Fees associated with these transactions are recorded as interest expense in the statement of operations. The agreement allows the Company to finance an aggregate amount of $1,000,000.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited)

Inventory

Inventory is recorded at the lower of cost or market, with the cost being determined by the first-in, first-out method.

The Company periodically reviews inventory to determine which products, if any, are no longer marketable. The Company establishes a reserve for obsolete inventory to reduce its cost to management’s estimate of its net realizable value based on forecasts of sales for ensuing years and other factors.

Intangible Assets

Patents and licenses costs are recorded at cost. Amortization is computed on the straight-line method over the identifiable lives of the patents and licenses. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, effective for periods beginning January 1, 2002, and thereafter. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. Specifically, the statement addresses how intangible assets that are acquired should be accounted for in financial statements upon their acquisition, as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The statement requires intangible assets to be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and that a loss shall be recognized if the carrying amount of an intangible exceeds its fair value.

Income Taxes

The Company provides for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recognized to limit recognition of deferred tax assets where appropriate. Such allowances may be reversed when circumstances provide evidence that the deferred tax assets will more likely than not be realized.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited)

Property and Equipment

Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives by the straight-line method.

Major repairs or replacements of property and equipment are capitalized. Maintenance, repairs and minor replacements are charged to operations as incurred.

When units of property are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

The estimated service lives used in determining depreciation and amortization are:

Description	Estimated Service Life

Office furniture and equipment	5-7 years
Building and improvements	39 years

Advertising and Marketing

Advertising and marketing costs are expensed as incurred, which totaled $73,161, $166,878, $27,471 and $53,697 for the three and six months ended June 30, 2006 and 2005, respectively.

Shipping and handling costs

The Company includes shipping and handling costs in “Selling, general and administrative expenses” for purposes of income statement presentation. Shipping and handling costs were approximately $6,000, $19,700, $8,500 and $13,400 for the three and six months ended June 30, 2006 and 2005, respectively.

Research and development costs

The costs associated with research and development activities are expensed as incurred. Total research and development costs were approximately $28,500, $29,000, $22,000 and $28,000, for the three and six months ended June 30, 2006 and 2005, respectively.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Per Share Information

The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 requires the presentation of basic earnings (loss) per share (EPS) and diluted EPS. Basic EPS is calculated by dividing net income or loss (available to common stockholders) by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, warrants, convertible preferred stock and convertible debentures, were exercised or converted into common stock. Potential dilutive securities (stock warrants, stock options) have not been considered since the Company reported a net loss and, according, their effect would be antidilutive.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." This statement now requires the Company to recognize compensation costs related to stock-based payment transactions (i.e. granting of stock options and warrants to employees) in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides services in exchange for the award.

The Company has adopted the Modified Prospective Application method of accounting and disclosing transition to this new accounting policy. Under this method, this statement applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006, would be recognized as the requisite service is rendered after 2005. The compensation cost for those earlier awards would be attributed to periods beginning after 2005. The Company did not have any options outstanding as of January 1, 2006, for which the requisite service had not been performed.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited)

The amount of compensation expense related to options issued for services during the three and six months ended June 30, 2006, and recognized in the financial statements, was $100,029, or $.004 per share, and $200,058, or $.004 per share.

2.	PATENT

On November 2, 1998, the company purchased via issuance of common stock and a note payable, patent rights and intellectual property rights to various fire suppression products for a purchase price of $2,375,000. This purchase required initial cash payments of $150,000 and 1,625,000 shares of common stock of the company to be issued and delivered to BioGenesis Enterprises, Inc. The estimated aggregate amortization expense of patent rights for each of the five succeeding years is $158,333 per year. Amortization expense was $39,583 for the three month periods ended June 30, 2006 and 2005, and $75,592 and $77,379 for the six month periods ended June 30, 2006 and 2005, respectively.

3.	LICENSES

Prior to 2005, licenses for exclusive marketing rights to various products have been acquired for fees totaling $175,200 from related parties. During 2005, the Company purchased a license for exclusive marketing and development rights to certain proprietary trade secret chemical formulations. The license was acquired for 240,000 shares of common stock and was valued at $150,000 based on the stock price at that time. The prices paid were demanded by the seller. The company is the manufacturer/supplier of the products. The estimated aggregate amortization expense of licenses for each of the five succeeding years is $21,715 per year. The weighted-average amortization period for licenses is 15 years. Amortization expense was $5,429 for the three month periods ended June 30, 2006 and 2005, and $10,858 for the six month periods ended June 30, 2006 and 2005.

Worldwide exclusive marketing rights to BioRemediation Technology developed by Mohsen C. Amiran, Ph.D. were acquired for stock in the amount of 360,000 shares and warrants for 180,000 shares of stock exercisable at $1.00 per share during the first quarter of 2003.

During the first quarter of 2006, the Company entered into an agreement with BioGenesis Enterprises, Inc. for the exclusive license to use and implement certain proprietary chemicals, and a marketing and technology license agreement with Asah Terra Nigeria Joint Venture #1, Inc. The license with BioGenesis is not in effect as of June 30, 2006 (see Footnote 9). The provisions of these agreements are disclosed in previously filed Forms 8-K.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited)

4.	NOTES PAYABLE

As of June 30, 2006, notes payable consisted of the following:

Note payable, Pacific Business Capital Corporation, due in monthly installments of $8,500, including interest at 36%, maturing June 2006. Secured by building.	$242,338

Note payable, Austin Bank, interest is payable monthly at 9.25%, with a balloon payment due August 2006. Secured by a $50,000 certificate of deposit at Austin Bank and the personal guaranty of a stockholder.	185,900

Note payable, Pacific Business Capital Corporation, due on demand. Interest is computed based on the accounts receivable purchase discount rate of 1.5% plus an additional .1% per day for past-due accounts. Secured by the Company’s accounts receivable, inventory, property and equipment and the guaranty of one of its officers.	44,755

472,993
Less current maturities	472,993
Non-current maturities	$0

The building loan payable to Pacific Business Capital Corporation was refinanced on August 22, 2006 with a 5-year $560,000 note payable to non-affiliated shareholders, Paul and Gloria Burke, due in monthly installments of $6,561, including interest at 13%. The amortization period is 20 years and the maturity date is 60 months from the funding date. Secured by the building and the guaranty of one of its officers.

The note payable to Austin Bank was reduced to $185,000 and renewed for 90 days until September 30, 2006.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited)

5.	LEASES

The company is obligated under various operating leases for equipment, vehicles, and office and warehouse space. Rent expense for all operating leases was $6,017, $13,500, 14,501 and $28,153 for the three and six months ended June 30, 2006 and 2005, respectively.

6.	COMMON STOCK

Private Placement

During the first quarter of 2006, 1,001,669 subscriptions to shares of common stock were sold in a private placement. During the second quarter of 2006, 60,000 subscriptions to shares of common stock were sold in a private placement.

Common Stock Options

The sole director and stockholders approved the 1998 Stock Option Plan (the “Plan”) of the company whereby, at the discretion of the directors or of a Stock Option Committee appointed by the board of directors, invited employees of the company or directors of the company or consultants to the company will have the option of subscribing to common shares of the company based on a price determined by the directors or Stock Option Committee. The number of shares subject to the Plan is 500,000.

In February 2004, the board of directors adopted the 2004 Stock Option Plan (the “2004 Plan”). The number of shares subject to the 2004 Plan is 1,000,000.

During January 2006, the Board approved the issuance of 440,000 options to purchase shares of common stock at $.92, in exchange for services to be rendered during 2006.

At June 30, 2006, there were 385,000 options to purchase shares of common stock outstanding pursuant to the Plan and 1,220,000 options to purchase shares of common stock outstanding pursuant to the 2004 Plan.

Warrants

There were 4,626,776 warrants outstanding at June 30, 2006, 3,565,107 warrants exercisable at $0.50 per share through December 31, 2006 and 1,061,669 warrants exercisable at $2.00 per share through March 3, 2007.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited)

7.	RELATED PARTY TRANSACTIONS

The following transactions occurred between the company and related parties:

The company and another business with common shareholders share office space and the related expenses.

The company acquired a patent from BioGenesis Enterprises, Inc. (BioGenesis) on November 2, 1998 (see Note 2) pursuant to which advanced royalty fees totaling $500,000 were paid. The purchase agreement requires the company to pay BioGenesis a periodic royalty of $.40 per 16-oz. can and an equivalent (approximately 7 percent) on all other product categories using the fire suppressant technology. One-half of all periodic royalty fees due to BioGenesis will be credited against the advance royalty fee (until fully recovered) and one-half will be paid to BioGenesis in cash on the 30th of each month based upon invoiced sales through the close of the preceding month. The company has prepaid royalties to BioGenesis totaling $460,354 as of December 31, 2005 and $453,103 as of June 30, 2006. Included in accounts payable is $3,143 due to BioGenesis at June 30, 2006, for goods received and royalties due. We credited against the advance royalties $3,143 for the second quarter of 2006 and $7,527 for the second quarter of 2005. The product certification process that the Company was subjected to took 5-1/2 years to complete before it was allowed to begin test marketing, which first occurred in 2004.

8.	CONCENTRATIONS

Approximately 77 percent of the sales during the six months ended June 30, 2006 were made to three customers and 83 percent of the sales during the six months ended June 30, 2005 were made to two customers.

9.	COMMITMENTS AND CONTENGENCIES

The Company has a commitment to BioGenesis Enterprises, Inc. for the acquisition of certain proprietary remediation technology licenses in exchange for 500,000 shares of the Company’s common stock and 500,000 stock purchase options. The transaction has not been completed at June 30, 2006.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

On November 22, 2004 Summit Environmental Corporation, Inc. (“Summit”) received a letter, dated November 18, 2004, from Lane Gorman Trubitt, L.L.P. of Dallas, Texas, the principal independent registered public accountants of Summit, in which the accountants resigned. Lane Gorman Trubitt, L.L.P. had been engaged as Summit’s principal independent registered public accountants since December 17, 1998, when it replaced Hogan & Slovacek of Oklahoma City, Oklahoma as Summit’s principal independent registered public accountants. See Summit’s Form 8-K filed with the Commission on December 18, 1998 (Commission File No. 333-48659).

The reports of Lane Gorman Trubitt, L.L.P. on the financial statements of Summit for its fiscal years ended December 31, 2002 and 2003 contained no adverse opinion or disclaimer of opinion, and, other than raising substantial doubt about Summit’s ability to continue as a going concern for the fiscal year ended December 31, 2003, was not otherwise qualified or modified as to uncertainty, audit scope, or accounting principles during the period of its engagement (December 17, 1998) to November 18, 2004, the date of resignation.

During the past two years or interim periods prior to November 18, 2004, there were no disagreements between Summit and Lane Gorman Trubitt, L.L.P. whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Lane Gorman Trubitt, L.L.P., would have caused them to make reference to the subject matter of the disagreements in their reports on the financial statements.

Summit provided Lane Gorman Trubitt, L.L.P. with a copy of the disclosures it makes in its Form 8-K and requested Lane Gorman Trubitt to furnish a letter addressed to the Commission stating whether it agreed with the statements made therein and, if not, stating the respects in which it did not agree. Such a letter was filed as Exhibit 16.1 to said Form 8-K on November 24, 2004.

On December 28, 2004. the board of directors of Summit Environmental Corporation, Inc. (“Summit”) engaged Philip Vogel & Co. PC, of Dallas, Texas as Summit’s principal independent registered public accountants to audit its financial statements. Summit did not consult the new accountant regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the issuer's financial statements.

REPORTS TO SECURITY HOLDERS

We file reports with the Securities and Exchange Commission. These reports are annual 10-KSB, quarterly 10-QSB and periodic 8-K reports. We will furnish stockholders with annual reports containing financial statements audited by independent public or certified accountants and such other periodic reports as we may deem appropriate or as required by law. The public may read and copy any materials we file with the SEC at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Summit is an electronic filer, and the SEC maintains an Internet Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of such site is http://www.sec.gov.

LEGAL MATTERS

Thomas J. Kenan, Esq. of Oklahoma City, Oklahoma has passed and will pass on certain legal matters for the company in connection with the offer and sale of the shares offered herein.

PART II

Item 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The general corporation law of Texas and the bylaws of the Registrant provide certain indemnification rights for directors, officers and agents of the Registrant. These indemnification provisions are set forth in the Prospectus under “Indemnification.”

Item 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses of this offering, other than brokers’ commissions, are as follows:

Estimated
Item	Amount

Registration fees	$373
Transfer agent’s fees	2,130
Printing	1,000
Legal	4,000
Accounting	2,000
EDGAR provider fees	4,000
$13,503

The Registrant will advance all the above expenses and send invoices to each selling security holder for his or its proportionate part of the expenses.

Item 26. RECENT SALES OF UNREGISTERED SECURITIES

During 2003, 2004 and 2005 we sold shares of our common stock in offerings exempt from registration pursuant to Regulation D, Rule 506. Some of the offerings included stock purchase warrants with the purchased shares. The investors were provided with written disclosures about our company, including financial statements that complied with Item 310 of Regulation S-B. Sales were limited to accredited investors, and many of the investors were existing stockholders. Should any of the investors not have been accredited investors, we believe they would not exceed 35 in number during the three-year period. Sales were made only to persons having a relationship with our company or its directors. The sales were as follows:

Date	Investor’s Name or No. of Investors	No. of Shares Sold	Price Per Share	Consideration

2003
01-14	Chris Dellinges (1)	15,000	$0.24	Services as an officer of Summit
02-12	Mohsen Amiran (4)	360,000	$0.32	Remediation Technology License
04-09	Chris Dellinges (1)	15,000	$0.18	Services as an officer of Summit
04-22	Verrell Corp.	6,000	$0.33	Consulting services
05-12	Verrell Corp.	44,000	$0.30	Consulting services
06-18	10	530,000	$0.25	Cash for stock
	2	92,000	$0.25	Cash for exercise of warrants
07-08	Chris Dellinges (1)	15,000	$0.28	Services as an officer of Summit
10-02	Chris Dellinges (1)	15,000	$0.25	Services as an officer of Summit
12-11	Keith Parker (2)	90,000	$0.22	Services as an officer of Summit
	Paula Parker (3)	60,000	$0.22	Services as an officer of Summit
	Total for 2003	1,242,000
2004
01-06	10	1,030,000	$0.20	Cash for stock
	5	389,000	$0.25	Cash for exercise of warrants
01-15	Chris Dellinges (1)	15,000	$0.20	Services as an officer of Summit
01-21	Keith Parker (2)	7,500	$0.17	Services as an officer of Summit
	Paula Parker (3)	5,000	$0.17	Services as an officer of Summit
02-10	Keith Parker (2)	7,500	$0.16	Services as an officer of Summit
	Paula Parker (3)	5,000	$0.16	Services as an officer of Summit
03-05	Keith Parker (2)	7,500	$0.20	Services as an officer of Summit
	Paula Parker (3)	5,000	$0.20	Services as an officer of Summit
04-01	Alan Handly	11,900	$0.45	Consulting services
	Verrell Corp	50,000	$0.45	Consulting services
04-16	Keith Parker (2)	7,500	$0.69	Services as an officer of Summit
	Paula Parker (3)	5,000	$0.69	Services as an officer of Summit
04-20	Chris Dellinges (1)	15,000	$0.74	Services as an officer of Summit
	13	940,000	$0.20	Cash for stock
05-06	Kent Fernandez	40,000	$0.25	Cash for exercise of warrants
06-17	Keith Parker (2)	7,500	$0.35	Services as an officer of Summit
	Paula Parker (3)	5,000	$0.35	Services as an officer of Summit
	5	290,000	$0.20	Cash for stock
07-13	Chris Dellinges (1)	15,000	$0.53	Services as an officer of Summit
08-04	Doug Cox	700,000	$0.50	Cash for purchase of stock
	Don Jordan	300,000	$0.50	Cash for purchase of stock
08-17	Keith Parker (2)	22,500	$0.48	Services as an officer of Summit
	Paula Parker (3)	15,000	$0.48	Services as an officer of Summit
09-07	Donald K. Adair	25,000	$0.20	Cash for stock
09-20	Keith Parker (2)	7,500	$0.45	Services as an officer of Summit
	Paula Parker (3)	5,000	$0.45	Services as an officer of Summit
10-11	3	150,000	$0.20	Cash for stock
10-21	Chris Dellinges (1)	15,000	$0.34	Services as an officer of Summit
10-25	Keith Parker (2)	7,500	$0.31	Services as an officer of Summit
	Paula Parker (3)	5,000	$0.31	Services as an officer of Summit
12-02	Keith Parker (2)	7,500	$0.31	Services as an officer of Summit
	Paula Parker (3)	5,000	$0.31	Services as an officer of Summit
12-17	Ginny Ragland	6,250	$0.20	Cash for stock,
12-23	Keith Parker (2)	7,500	$0.27	Services as an officer of Summit
	Paula Parker (3)	5,000	$0.27	Services as an officer of Summit
	Total for 2004	4,142,150

Date	Person	No. of Shares	Price Per Share	Type of Consideration
1/12/2005	Chris Dellinges	15,000	0.25	Services as an officer of Summit
1/27/2005	Keith Parker	7,500	0.25	Services as an officer of Summit
1/27/2005	Paula Parker	5,000	0.25	Services as an officer of Summit
3/16/2005	Keith Parker	7,500	0.24	Services as an officer of Summit
3/16/2005	Paula Parker	5,000	0.24	Services as an officer of Summit
4/7/2005	AmBiz	94,292		Cash for exercise of options issued for services
4/25/2005	Chris Dellinges	15,000	0.26	Services as an officer of Summit
4/29/2005	Keith Parker	7,500	0.20	Services as an officer of Summit
4/29/2005	Paula Parker	5,000	0.20	Services as an officer of Summit
4/29/2005	Keith Parker	7,500	0.20	Services as an officer of Summit
4/29/2005	Paula Parker	5,000	0.20	Services as an officer of Summit
6/30/2005	Jennifer Dickey	12,500	0.16	Cash for exercise of employee stock options
6/30/2005	Chris Dellinges	15,000	0.39	Services as an officer of Summit
6/30/2005	Keith Parker	22,500	0.39	Services as an officer of Summit
6/30/2005	Paula Parker	15,000	0.39	Services as an officer of Summit
7/21/2005	Paul Kowalenko	1,540	0.33	Services as Director of Marketing
7/21/2005	Paul Kowalenko	1,369	0.37	Services as Director of Marketing
7/21/2005	Paul Kowalenko	1,191	0.42	Services as Director of Marketing
8/2/2005	Robert B. Greene	125,000	0.35	Cash for exercise of warrants
8/2/2005	Steve Gamble	25,000	0.35	Cash for exercise of warrants
8/2/2005	Thomas Hobday	57,143	0.35	Cash for exercise of warrants
8/2/2005	Don Adair	10,000	0.35	Cash for exercise of warrants
8/2/2005	Jennifer Dickey	248	0.44	Services as Consultant
8/2/2005	Jennifer Dickey	556	0.40	Services as Consultant
8/2/2005	Gordon Lewis	250,000	0.40	Cash for stock
8/2/2005	Gordon Lewis	250,000	0.40	Cash for stock
8/2/2005	Howard Lehman	162,500	0.40	Cash for stock
8/2/2005	Darren Todfield	8,000	0.40	Cash for stock
8/2/2005	Bob Todfield	8,000	0.40	Cash for stock
8/2/2005	Raymond Mooney	8,000	0.40	Cash for stock
8/2/2005	Gary Bishop	50,000	0.40	Cash for stock
10/10/2005	Gary Bailey	100,000	0.35	Cash for exercise of warrants
10/10/2005	F. Larry Sullivan	25,000	0.35	Cash for exercise of warrants
10/10/2005	Alan Handily	40,000	0.40	Cash for stock
10/10/2005	John Williams	12,500	0.40	Cash for stock
10/10/2005	Darrell Williams	12,500	0.40	Cash for stock
10/10/2005	Don Jordan	125,000	0.40	Cash for stock
10/10/2005	Alan Handley	37,500	0.40	Cash for stock
10/10/2005	David G. Phipps	20,000	0.50	Cash for exercise of warrants
10/10/2005	Cory Crowley	10,000	0.50	Cash for exercise of warrants
10/10/2005	Thomas & Arlene Hartnett	10,000	0.50	Cash for exercise of warrants
10/10/2005	David Greaves	20,000	0.50	Cash for exercise of warrants
10/10/2005	F. Larry Sullivan	25,000	0.35	Cash for exercise of warrants
10/19/2005	Robert Heggie	100,000	1.30	Services as Consultant
10/19/2005	Mohsen Amiran (license)	240,000	0.63	Issued for purchase of license
11/1/2005	Paul Kowalenko(5)	2,325	0.43	Services as Director of Marketing
11/1/2005	Paul Kowalenko(5)	1,299	0.77	Services as Director of Marketing
11/1/2005	Paul Kowalenko(5)	806	1.24	Services as Director of Marketing
11/1/2005	Chris Dellinges	15,000	1.21	Services as an officer of Summit
11/1/2005	Keith Parker	22,500	1.21	Services as an officer of Summit
11/1/2005	Paula Parker	15,000	1.21	Services as an officer of Summit
11/1/2005	Claudio Gonzalez	50,000	0.40	Cash for exercise of options issued for services
11/1/2005	Rowdy Nutt	10,000	0.50	Cash for exercise of warrants
11/1/2005	AmBiz	94,292	0.20	Cash for exercise of options issued for services
11/1/2005	AmBiz	118,596	0.28	Cash for exercise of options issued for services
11/1/2005	Chris Sosa	15,000	0.50	Cash for exercise of warrants

11/1/2005	Jim Roach	80,000	0.16	Cash for exercise of options issued to Board Member for services
11/1/2005	Gordon Lewis (October)	4,000	1.23	Services as Director of Engineering
11/3/2005	Paul Wilson	10,000	0.50	Cash for exercise of warrants
12/2/2005	Gordon Lewis (November)	4,000	1.18	Services as Director of Engineering
12/15/2005	Gordon Lewis (December)	4,000	0.95	Services as Director of Engineering
12/27/2005	Chris Dellinges	15,000	0.83	Services as an officer of Summit
12/27/2005	Keith Parker	22,500	0.83	Services as an officer of Summit
12/27/2005	Paula Parker	15,000	0.83	Services as an officer of Summit
12/27/2005	Paul Kowalenko	735	1.36	Services as Director of Marketing
12/27/2005	Paul Kowalenko	1,117	0.90	Services as Director of Marketing
	Total for 2005	2,476,509

(1)	Mr. Dellinges is Chief Financial Officer and a director of the company. He receives shares of stock each month instead of a cash salary.
(2)	Mr. Parker is CEO and a director of the company. He receives shares of stock in addition to a monthly cash salary. Paula Parker is his spouse.
(3)	Mrs. Parker is Vice President and a director of the company. She receives shares of stock in addition to a monthly cash salary. Keith Parker is her spouse.
(4)	Mr. Amiran is a director of the company.
(5)	Mr. Kowalenko’s shares were issued together in the third quarter in one certificate totaling 4,430 shares with an issuance date of 11-01-05.

There were no issuances of our common stock during the first quarter of 2006 in transactions exempt from registration pursuant to the provisions of Regulation D, Rule 506:

Item 27. EXHIBITS

The following exhibits are filed, by incorporation by reference, as part of this Form SB-2 Registration Statement:

2.1	-	Agreement of Merger of July 14, 1998, between Summit Environmental Corporation, Inc. and Summit Technologies, Inc.**

3.1	-	Articles of Incorporation of Summit Environmental Corporation, Inc.*

3.1.1	-	Amendment to Articles of Incorporation of Summit Environmental Corporation, Inc.**

3.2	-	Bylaws of Summit Environmental Corporation, Inc.*

5	-	Opinion of Thomas J. Kenan, Esquire, on the legality of the securities being registered.

10.1	-	1998 Stock Option Plan adopted by Summit Environmental Corporation, Inc.*

10.3	-	Limited Exclusive Marketing Bilateral Agreement Between Moonlighting Distribution Corporation-USA and Summit Technologies, Inc. (Poder Sexual, Ultimate Stressex and/or Poder 24)*

10.4	-
Limited Exclusive Marketing Bilateral Agreement among B. Keith Parker, individually and as Chairman of the Board and CEO of Moonlighting Distribution Corporation-USA, d/b/a Moonlighting International, and Summit Technologies, Inc. (FireKare, FirePower 911(, Super Cold Fire, and Flame Out®)*

10.6	-	Exclusive Marketing Bilateral Agreement between Moonlighting Distribution Corporation-USA and Summit Technologies, Inc. (Trim-Away)**

10.7	-	November 2, 1998 Amendment to April 27, 1998 Letter of Intent between BioGenesis Enterprises, Inc. and Summit Technologies, Inc., and April 27, 1998 Letter of Intent.***

10.8	-	2004 Stock Option Plan adopted by Summit Environmental Corporation, Inc.+

10.9	-	Royalty Agreement between BioGenesis Enterprises, Inc. and Summit Environmental Corporation, Inc.+*

10.10	-	Amendment Six to Letter of Intent between BioGenesis Enterprises, Inc. and Summit Environmental Corporation, Inc. dated July 29, 1999+*

10.11	-	Letter dated December 1, 1999 from Thomas J. Kenan to BioGenesis outlining terms of acceptance and executed by BioGenesis Enterprises, Inc.+*

10.12	-	License Agreement - Consumer Chemicals and Proprietary Remediation Technology, executed 02-01-06 by BioGenesis Enterprises, Inc. and Summit Environmental Corporation, Inc.+++

10.13	-	Service Agreement by and between SMG and Summit Environmental Corporation dated September 25, 2005.**+

10.14	-	Marketing, Distribution, and Sales Agreement between Summit Environmental Corporation and Global Trade Marketing Inc. dated August 5, 2003.**+

10.15	-	Advisory Services Agreement between AmBiz Associates, L.L.C. and Summit Environmental Corporation, Inc. dated February 25, 2004.**+

10.16	-	Distribution, and Sales Agreement between Summit Environmental Corporation and VASA, Ltd. dated September 1, 2004.**+

10.17	-
Marketing and Technology License Agreement executed March 3, 2006 by Summit Environmental Corporation, Inc. and Asah Terra Nigeria Joint Venture #1, Inc. Summit’s agreement with A & H Enterprises, Inc. is similar in virtually all respects to the agreement with Asah Terra Nigeria Joint venture #1 Agreement.++*

14	-	Code of Ethics for the Chief Executive Officer and Senior Financial Officers.*+

16.1	-
Letter of November 24, 2004 of Lane Gorman Trubitt, L.L.P. agreeing with the statements made in Form 8-K by Summit Environmental Corporation, Inc., concerning Summit’s change of principal independent accountants.++

23	-	Consent of Lane Gorman Trubitt, L.L.P. to be named as an expert in the Registrant's Form 10-KSB for the fiscal year ended December 31, 2003, which is incorporated herein.

23.1	-	Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon certain information contained in the Registration Statement. (Superseded by Exhibit 23.3.)

23.2	-	Consent of Philip Vogel & Co. PC to be named as an expert in the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, which is incorporated herein. (Superseded by Exhibit 23.4.)

23.3	-	Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon certain information contained in the Registration Statement.

23.4	-	Consent of Philip Vogel & Co. PC to be named as an expert in the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, which is incorporated herein.

*	Previously filed with Form SB-2; Commission File No. 333-48675 incorporated herein.
**	Previously filed with Amendment No. 1 to Form SB-2; Commission File No. 333-48675 incorporated herein.
***	Previously filed with Amendment No. 5 to Form SB-2; Commission File No. 333-48675 incorporated herein.
+	Previously filed with Form 10-KSB Annual Report FYE 12-31-03, Commission File No. 333-48675 incorporated herein.
++	Previously filed with Form 8-K November 22, 2004; Commission File No. 333-48659 incorporated herein.
*+	Previously filed with Form 10-KSB 12-31-04, Commission File No. 333-48675 incorporated herein.
+*	Previously filed with Amendment No. 2 to Form 10-KSB 12-31-04, Commission File No. 333-48675 incorporated herein.
+++	Previously filed with Form 8-K February 1, 2006; Commission File No. 333-48659 incorporated herein.
++*	Filed with Form 8-K March 3, 2006, Commission file No. 333-48659 incorporated herein.
**+	Previously filed with Form SB-2 Am 2, Commission File No. 333-122402 incorporated herein.

Item 28. UNDERTAKINGS

Summit Environmental Corporation, Inc. will:

(1)  File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually, or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2)  For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

(3)  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions, or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the company of expenses incurred or paid by a director, officer or controlling person of the company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Longview, state of Texas on September 6, 2006.

SUMMIT ENVIRONMENTAL CORPORATION, INC.

By /s/ B. Keith Parker
B. Keith Parker, Chief Executive Officer,
and individually as a Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Date: September 6, 2006	/s/ Chris Dellinges
Chris Dellinges, Chief Financial Officer
and Principal Accounting Officer

Date: September 6, 2006	/s/ Paula Parker
Paula Parker, Vice President, Secretary, and Director

Date: September 6, 2006	/s/ Dean Haws
Dean Haws, Director

Date: September 6, 2006	/s/ James J. Roach
James J. Roach, Director

Date: September 6, 2006	/s/ Mohsen Amiran
Mohsen Amiran, Director

Date: September 6, 2006	/s/ Thomas J. Kenan
Thomas J. Kenan, Director

Date: September 6, 2006	/s/ Wilton Dennis Stripling
Wilton Dennis Stripling, Director

Date: September 6, 2006	/s/ J. Don Jordan
J. Don Jordan, Director

PROSPECTUS DELIVERY OBLIGATION. All dealers or brokers that effect transactions in these securities for the selling security holders are required to deliver a Prospectus.

SUMMIT ENVIRONMENTAL CORPORATION, INC.
Commission File No. 333-122402

EXHIBIT INDEX
AMENDMENT NO. 3 TO FORM SB-2

The following exhibits are filed, by incorporation by reference, as part of this Form SB-2 Registration Statement:

Exhibit		Item

2.1	-	Agreement of Merger of July 14, 1998, between Summit Environmental Corporation, Inc. and Summit Technologies, Inc.**

3.1	-	Articles of Incorporation of Summit Environmental Corporation, Inc.*

3.1.1	-	Amendment to Articles of Incorporation of Summit Environmental Corporation, Inc.**

3.2	-	Bylaws of Summit Environmental Corporation, Inc.*

5	-	Opinion of Thomas J. Kenan, Esquire, on the legality of the securities being registered.

10.1	-	1998 Stock Option Plan adopted by Summit Environmental Corporation, Inc.*

10.3	-	Limited Exclusive Marketing Bilateral Agreement Between Moonlighting Distribution Corporation-USA and Summit Technologies, Inc. (Poder Sexual, Ultimate Stressex and/or Poder 24)*

10.4	-
Limited Exclusive Marketing Bilateral Agreement among B. Keith Parker, individually and as Chairman of the Board and CEO of Moonlighting Distribution Corporation-USA, d/b/a Moonlighting International, and Summit Technologies, Inc. (FireKare, FirePower 911(, Super Cold Fire, and Flame Out®)*

10.6	-	Exclusive Marketing Bilateral Agreement between Moonlighting Distribution Corporation-USA and Summit Technologies, Inc. (Trim-Away)**

1

10.7	-	November 2, 1998 Amendment to April 27, 1998 Letter of Intent between BioGenesis Enterprises, Inc. and Summit Technologies, Inc., and April 27, 1998 Letter of Intent.***

10.8	-	2004 Stock Option Plan adopted by Summit Environmental Corporation, Inc.+

10.9	-	Royalty Agreement between BioGenesis Enterprises, Inc. and Summit Environmental Corporation, Inc.+*

10.10	-	Amendment Six to Letter of Intent between BioGenesis Enterprises, Inc. and Summit Environmental Corporation, Inc. dated July 29, 1999+*

10.11	-	Letter dated December 1, 1999 from Thomas J. Kenan to BioGenesis outlining terms of acceptance and executed by BioGenesis Enterprises, Inc.+*

10.12	-	License Agreement - Consumer Chemicals and Proprietary Remediation Technology, executed 02-01-06 by BioGenesis Enterprises, Inc. and Summit Environmental Corporation, Inc.+++

10.13	-	Service Agreement by and between SMG and Summit Environmental Corporation dated September 25, 2005.**+

10.14	-	Marketing, Distribution, and Sales Agreement between Summit Environmental Corporation and Global Trade Marketing Inc. dated August 5, 2003.**+

10.15	-	Advisory Services Agreement between AmBiz Associates, L.L.C. and Summit Environmental Corporation, Inc. dated February 25, 2004.**+

10.16	-	Distribution, and Sales Agreement between Summit Environmental Corporation and VASA, Ltd. dated September 1, 2004.**+

10.17	-
Marketing and Technology License Agreement executed March 3, 2006 by Summit Environmental Corporation, Inc. and Asah Terra Nigeria Joint Venture #1, Inc. Summit’s agreement with A & H Enterprises, Inc. is similar in virtually all respects to the agreement with Asah Terra Nigeria Joint venture #1 Agreement.++*

14	-	Code of Ethics for the Chief Executive Officer and Senior Financial Officers.*+

16.1	-
Letter of November 24, 2004 of Lane Gorman Trubitt, L.L.P. agreeing with the statements made in Form 8-K by Summit Environmental Corporation, Inc., concerning Summit’s change of principal independent accountants.++

23	-	Consent of Lane Gorman Trubitt, L.L.P. to be named as an expert in the Registrant's Form 10-KSB for the fiscal year ended December 31, 2003, which is incorporated herein.

2

23.1	-	Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon certain information contained in the Registration Statement. (Superseded by Exhibit 23.3.)

23.2	-	Consent of Philip Vogel & Co. PC to be named as an expert in the Registrant's Form 10-KSB for the fiscal year ended December 31, 2004, which is incorporated herein. (Superseded by Exhibit 23.4.)

23.3	-	Consent of Thomas J. Kenan, Esquire, to the reference to him as an attorney who has passed upon certain information contained in the Registration Statement.

23.4	-	Consent of Philip Vogel & Co. PC to be named as an expert in the Registrant's Form 10-KSB for the fiscal year ended December 31, 2005, which is incorporated herein.

*	Previously filed with Form SB-2; Commission File No. 333-48675 incorporated herein.
**	Previously filed with Amendment No. 1 to Form SB-2; Commission File No. 333-48675 incorporated herein.
***	Previously filed with Amendment No. 5 to Form SB-2; Commission File No. 333-48675 incorporated herein.
+	Previously filed with Form 10-KSB Annual Report FYE 12-31-03, Commission File No. 333-48675 incorporated herein.
++	Previously filed with Form 8-K November 22, 2004; Commission File No. 333-48659 incorporated herein.
*+	Previously filed with Form 10-KSB 12-31-04, Commission File No. 333-48675 incorporated herein.
+*	Previously filed with Amendment No. 2 to Form 10-KSB 12-31-04, Commission File No. 333-48675 incorporated herein.
+++	Previously filed with Form 8-K February 1, 2006; Commission File No. 333-48659 incorporated herein.
++*	Filed with Form 8-K March 3, 2006, Commission file No. 333-48659 incorporated herein.
**+	Previously filed with Form SB-2 Am 2, Commission File No. 333-122402 incorporated herein.

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